Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

RECEIVED
2006 FEB -6 P 3:45
FICE OF INTERNATIONAL CORPORATE FINANCE

File No.: 82-34801

06010701

SUPPL

011-81-3-6229-6014
howardcheng@paulhastings.com

February 2, 2006

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

PROCESSED
FEB 23 2006
THOMSON
FINANCIAL

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

TKO # 73210.10

File No:82-34801

January 20, 2006

HOYA

NINE-MONTH REPORT

(for the nine months ended December 31, 2005)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Financial Highlights for the Nine Months page 1

(Attachments)

(1) Business Overview
- 1. Results of Operations page 2
  - 1) General Overview page 2
  - 2) Segment Overview page 4
- 2. Financial Position page 6
- 3. Conditions of Cash Flows page 6
- 4. Projected Results for the Year ending March 31, 2006 page 7

(2) Consolidated Financial Statements
- 1. Consolidated Balance Sheets page 8
- 2. Consolidated Statements of Income page 9
  - Notes Relating to Stock Split page 10
  - Notes Relating to Purchase of Treasury Stock page 10
- 3. Consolidated Statements of Retained Earnings page 11
- 4. Consolidated Statements of Cash Flows page 12
- 5. Preparation of the Consolidated Financial Statements page 13
  - Notes Rerating to Consolidated Statements of Cash Flows page 14
  - Notes Relating to Investment Securities and Derivatives page 15
  - Notes Relating to Income Taxes page 16
  - Notes Relating to Employees' Retirement Benefits page 17
  - Notes Relating to Impairment of Fixed Assets page 17

(3) Segment Information
- 1. Industry Segments page 18
- 2. Geographical Segments page 20
- 3. Sales to Foreign Customers page 21

(4) Composition of Net Sales by Business Category page 22

(unaudited)

Notes:
1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used in 3rd quarters of 2005 and 2004 are unaudited.
3. These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

January 20, 2006

Financial Highlights for the Nine Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact: Naoj Ito, Manager of Corporate Communications Tel: 03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the nine months ended Dec. 31, 2005 and 2004

	Millions of Yen		
	Nine months ended Dec. 31,		variance
(1)Results of Operations	2005	2004	(%)
Net sales	254,024	231,234	(9.9)
Operating income	77,052	65,781	(17.1)
Ordinary income	81,601	69,085	(18.1)
Net income	59,105	49,017	(20.6)
Net income per share(Yen)	133.64	443.74	

Notes : No changes have been made in accounting policy.

	Millions of Yen		
	As of Dec. 31,	As of March 31,	As of Dec. 31,
(2)Financial Position	2005	2005	2004
Total assets	356,966	351,482	329,739
Shareholders' equity	259,926	277,889	260,157
Shareholders' equity ratio	72.8%	79.1%	78.9%
Shareholders' equity per share (Yen)	604.09	2,494.37	2,336.53

	Millions of Yen	
	Nine months ended Dec. 31,	
(3)Conditions of Cash Flow	2005	2004
Net cash provided by operating activities	64,585	48,215
Net cash used in investing activities	-40,116	-28,476
Net cash provided by (used in) financing activities	-66,482	-12,176
Cash and cash equivalents at end of period	74,458	90,925

2. Projected Results for the Year ending March 31, 2006

	Millions of Yen		
	Year ending/ended March 31,		variance
2. Projected Results for the Year ending March 31, 2006	2006	2005	(%)
Net sales	339,000	308,172	(10.0)
Operating income	100,500	84,920	(18.3)
Ordinary income	106,000	89,525	(18.4)
Net income	77,000	64,135	(20.1)
Net income per share (Yen)	174.19	578.84	

(Notes)

1. According to the decision in a meeting of the Board of Directors held on July 20, 2005, Hoya Corporation carried out a four-for-one stock split with effect on November 15, 2005. The per share information for the term under review reflects the stock split assuming that this stock split was exercised on the beginning of the term under review, while the per share information for the previous fiscal year and the same period of last year do not reflect the stock split.

2. Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

(1) Business Overview

1.Results of Operations

1) General Overview

Results of Operations	Millions of Yen Nine months ended Dec. 31, 2005
Net sales	254,024
Operating income	77,052
Ordinary income	81,601
Net income	59,105
Net income per share(Yen)	133.64

During the term under review, there were ongoing inventory adjustments of digital appliance products, which had been the driving force in the economy, and signs were evident of a recovery in production centered in new products. With "the economy breaking away from the lull" as pointed out by the government and an upward revision in overall assessment, corporate capital investment plans are on the upswing and, prompted by an improvement in employment, personal consumption is also beginning to look brighter.

In the currency market during the nine-month term under review, the US dollar, euro and Thai baht appreciated by 4.1%, 1.6% and 3.4% respectively all against the yen, on a year-on-year basis.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, both domestic and overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the term under review increased 9.9% year-on-year to 254,024 million yen.

Net Sales (Million Yen) and Average Exchange Rate (Yen)
for the nine months ended Dec.31


300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
108.66
123.36
121.94
132.76
135.10
137.20
114.64
108.39
112.85
98.00
109.42
119.16
176,224
175,446
184,640
200,386
231,234
254,024
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Net Sales
average exchange rate (US$)
average exchange rate (EURO)

Ratio of Net Sales by Business Segment - Nine months ended Dec.31


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the term under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 17.1%, 18.1% and 20.6%, respectively, on a year-on-year basis. Together with the net sales, all three represented record results for the term.

Net income per share for the nine-month period was 133.64yen. The Company carried out a four-for-one stock split on November 15, 2005 based on the decision in a meeting of the Board of Directors held on July 20, 2005, (For details, please refer to the Notes in this report).

Profits (Million Yen) - Nine Months ended Dec.31


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
33,961
35,808
21,496
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
65,781
69,085
49,017
77,052
81,601
59,105
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics

Net sales of Electro-Optics (Million Yen) for nine months ended Dec.31



160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
84,034
76,293
83,382
97,526
124,726
140,194
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales remained flat year-on-year while orders from overseas market and for next-generation products such as masks for 65nm level semiconductors increased. In terms of LCD masks, the demand of large LCD masks were healthy as LCD panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In HDD (hard disk) glass disks, there was a decline in small-size disks for portable music players, which have been surging in growth, due to the utilization of other types of recording media and, given the expansion in the sales of notebook computers, 2.5-inch disks have been moving vigorously, bringing an increase in sales year-on-year.

In optical lenses, growth has not been great in spite of a gradual recovery in the market for digital cameras and other products. HOYA has begun shipments for camera-equipped mobile phones and other new uses and has furthermore been promoting strategies for products with high value added properties. As a result, sales increased on a year-on-year bases.

Photonics

Net sales of Photonics (Million Yen) for nine months ended Dec.31



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,590
5,201
4,324
3,489
8,370
7,568
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

This segment covers laser-related equipment for industrial, dental and medical applications, light sources for electronics industry or special optical glasses, etc.

The reason why the sales of this segment have jumped up on the term ended December 31, 2004 is because that some businesses was transferred from Electro-Optics to this segment as part of its corporate restructuring initiatives.

2. Eye Care

Vision Care


Net sales of Vision Care (Million Yen) for nine months ended Dec.31
100,000
80,000
60,000
40,000
20,000
0
63,376
68,752
70,261
73,775
70,471
76,612
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

In the domestic eyeglass market, a moderate recovery has continued. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales increased on a year-on-year basis.
Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole increased on a year-on-year basis.

Health Care


Net sales of Health Care (Million Yen) for nine months ended Dec.31
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
15,092
17,075
19,959
21,186
23,598
26,537
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

In terms of contact lenses, in the midst of intensified price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially new item of yellow-lens, during the term both in Japan and overseas.

3. Other businesses

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives. The sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Dec. 31, 2005
Total assets	356,966
Shareholders' equity	259,926
Shareholders' equity ratio	72.8%

At the end of the nine months under review, total assets increased Yen 5,484 million as fixed assets increased Yen 28,369 million, while current assets decreased Yen 22,636 million from the end of the previous fiscal year. Shareholders' equity decreased Yen 17,963 million due to increase of treasury stock as a negative factor of Yen 62,849 in spite of increase of Yen 35,342 in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Nine months ended Dec. 31, 2005
Net cash provided by operating activities	64,585
Net cash used in investing activities	-40,116
Net cash provided by (used in) financing activities	-66,482
Cash and cash equivalents at end of period	74,458

Cash flow from operating activities amounted to Yen 64,585million, comprised Yen 76,408 million in income before income taxes and minority interests and Yen 18,430 in depreciation and amortization among others. Cash flow from investing activities amounted to Yen 40,116 million in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to Yen 24,469 million, and used Yen 64,028 million for purchase of treasury stock and Yen 23,402 million for payment of dividends. The term-end balance of cash and cash equivalents decreased Yen 38,415 million from the end of the previous fiscal year.

4. Projected Results for the Year ending March 31, 2006

	Millions of Yen		
	Years ending/ended March 31,		variance
	2006	2005	(%)
Net sales	339,000	308,172	(10.0)
Operating income	100,500	84,920	(18.3)
Ordinary income	106,000	89,525	(18.4)
Net income	77,000	64,135	(20.1)
Net income per share (Yen)	174.19	578.84	

(Note)

HOYA CORPORATION carried out a four-for-one stock split with effect on November 15, 2005. Consequently, number of outstanding shares increased 337,047,015 shares to 449,396,020 shares. The above forecast of net income per share for the year ending March 31, 2006 is calculated based on the number of increased outstanding shares, while the result of the last fiscal year ended March 31, 2005 was calculated based on the number of outstanding shares before split. For your reference, the result of the net income per share is re-calculated as per below, assuming the above stock split was exercised on the beginning of the last fiscal year:

	Years ending/ended March 31,		variance
	2006	2005	(amount)
Net income per share (Yen)	174.19	144.71	29.48 Yen

Ref : Projected results for the 4th quarter

	Millions of Yen		
	Three months ending/ended March 31,		variance
	2006	2005	(%)
Net sales	84,976	76,938	(10.4)
Operating income	23,448	19,138	(22.5)
Ordinary income	24,399	20,440	(19.4)
Net income	17,895	15,118	(18.4)
Net income per share (Yen)	40.52	135.18	-

(Note)

HOYA CORPORATION carried out a four-for-one stock split with effect on November 15, 2005 as mentioned in the above note. In the same way as above, the result of the net income per share for the same period last year is re-calculated as per below, assuming the above stock split was exercised on the beginning of the same period last year:

	Three months ending/ended March 31,		variance
	2006	2005	(amount)
Net income per share (Yen)	40.52	33.79	6.73 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2005	Mar. 31, 2005	Variance(%)	Dec. 31,2004
ASSETS				
Current assets	210,235	232,871	-9.7	214,539
Cash and deposits	74,458	112,874		90,925
Notes and accounts receivable - trade	83,759	73,619		77,180
Inventories	41,700	36,165		36,869
Deferred tax assets	6,249	6,500		5,232
Other current assets	5,534	4,947		5,775
Allowance for doubtful receivables	-1,467	-1,235		-1,443
Fixed asstes	146,657	118,288	24.0	114,971
Tangible fixed assets	116,385	95,158	22.3	92,954
Buildings and structures	28,895	25,114		23,605
Machinery and carriers	58,181	45,016		37,486
Land	8,948	8,937		9,319
Other tangible fixed assets	20,359	16,090		22,542
Intangible fixed assets	7,266	5,489	32.4	5,242
Investments and other assets	23,005	17,640	30.4	16,775
Investment securities	14,813	10,383		9,443
Deferred tax assets	3,293	3,097		2,719
Other assets	5,203	4,461		5,051
Allowance for doubtful receivables	-306	-301		-438
Deferred charges	74	322	-77.0	228
Total Assets	356,966	351,482	1.6	329,739
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	93,834	70,792	32.5	66,600
Notes and accounts payable - trade	28,174	24,452		28,634
Short-term bank loans	-	194		-
Commercial Paper	20,000	-		-
Income taxes payable	10,256	10,022		8,143
Accrued bonuses to employees	2,085	3,917		1,996
Other current liabilities	33,317	32,204		27,825
Long-term liabilities	2,250	1,970	14.2	2,127
Allowance for special repairs	757	542		-
Other long-term liabilities	1,493	1,427		2,127
Total Liabilities	96,085	72,762	32.1	68,727
Minority interests	954	830	14.9	855
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	303,597	268,255	13.2	253,154
Net unrealized gain on available-for-sale securities	82	37	121.6	41
Foreign currency translation adjustments	4,812	-4,687	-202.7	-7,012
Treasury stock - at cost	-70,727	-7,878	797.8	-8,189
Total Shareholders' Equity	259,926	277,889	-6.5	260,157
Total	356,966	351,482	1.6	329,739

notes:

	Millions of Yen			
Accumulated depreciation	176,548	166,344		162,795
Guarantees of borrowings and lease obligations for customers	2,209	1,369		1,230
Number of shares of treasury stock (unit:stocks)	19,123,407	967,762		1,006,092

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Nine months ended Dec. 31, 2005	2004	Variance(%)	Year ended Mar.31, 2005
Net sales	254,024	231,234	9.9	308,172
Cost of sales	125,193	117,331	6.7	158,023
Gross profit	128,830	113,903	13.1	150,148
Selling, general and administrative expenses	51,777	48,122	7.6	65,228
Operating income	77,052	65,781	17.1	84,920
Non-operating income	6,050	4,924	22.9	6,623
Interest income	1,456	693		1,013
Foreign exchange gains	1,478	102		875
Equity in earnings of affiliates	1,886	3,304		3,707
Others	1,229	823		1,026
Non-operating expenses	1,501	1,620	-7.3	2,017
Interest expense	101	85		86
Sales discount	512	383		552
Others	887	1,150		1,378
Ordinary income	81,601	69,085	18.1	89,525
Extra-ordinary gains	1,803	449	301.6	719
Gain on sales of property, plant and equipment	57	129		194
Others	1,746	319		524
Extra-ordinary losses	6,996	3,365	107.9	6,779
Maintenance of environment	3,585	1,187		1,980
Additional retirement benefits paid to employees	1,526	765		842
Loss on impairment of long-lived assets	447	83		859
Loss on disposal of property, plant and equipment	394	672		948
Loss on closure of plant	-	-		1,263
Others	1,043	656		885
Income before income taxes and other items	76,408	66,169	15.5	83,466
Income taxes - Current	16,937	14,870	13.9	18,690
Income taxes - Deferred	266	2,150	-87.6	531
Minority interests in net income	98	130	-24.6	108
Net income	59,105	49,017	20.6	64,135
Net income per share(Yen)	133.64	443.74	-310.10	578.84

Notes:

1. Net income per share for the term under review decreased drastically as the company carried out a four-for-one stock split on November 15, 2005 and the number of outstanding shares increased four times. For details, please refer to the Notes at the next page.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2005 A	2005 B	influences
Net sales	254,024	251,414	- 2,610
Operating income	77,052	75,673	1,379
Ordinary income	81,601	80,247	1,354
Net income	59,105	57,862	1,243

3. Average rates of major foreign currencies:

		Nine months ended Dec. 31, 2005	2004	Variance(%)	Year ended Mar.31, 2005
US$	Yen	112.85	108.39	-4.1%	107.60
Euro	Yen	137.20	135.10	-1.6%	135.73
Thail Baht	Yen	2.75	2.66	-3.4%	2.68

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased

Outstanding shares before stock split	112,349,005 shares
Increase in shares	337,047,015 shares
Outstanding shares after increase	449,396,020 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.
3. Date entitled to dividend
   October 1, 2005

The per share information for the term under review reflects the stock split assuming that the above stock split was exercised on the beginning of the term under review. The per share information for the same period last year and previous fiscal year is actual result and not adjusted. For your reference, per share information for the same period last year and previous fiscal year which is re-calculated assuming that the above stock split was exercised on the beginning of each term is as follows :

	Nine months ended Dec. 31,			Year ended Mar. 31,
	2005	2004	Variance	2005
Shareholders' equity per share (Yen)	604.09	584.13	19.96	623.59
Basic net income per share (Yen)	133.64	110.93	22.71	144.71
Diluted net income per share (Yen)	133.24	110.67	22.57	144.38

Notes Relating to Purchase of Treasury Stock

HOYA CORPORATION has completed the acquisition of the Treasury Stock, resolved at the Board of Directors meeting held on October 20, 2005 in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Period of the purchase	From November 15, 2005 to December 1, 2005
2. Total number of shares purchased	15,686,800 shares
3. Total cost of acquisition	63,999,973,000 Yen
4. Method of the purchase	Purchase on the Tokyo Stock Exchange

(Note)
Decision of the Board of Directors meeting held on October 20, 2005 is as follows:

Type of shares to be purchased:	Common shares of the Company
Number of shares to be purchased:	16,000,000 shares (Maximum)
Value of the purchase:	64,000 million yen (Maximum)
Period of the purchase:	From October 21, 2005 to December 20, 2005

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsid

	Millions of Yen			
	Nine months ended			Year ended
	Dec.31,2005	Dec.31,2004	Variance	Mar. 31, 2005
Additional paid-in capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained earnings				
Balance at the beginning of the period	268,255	247,175	21,080	247,175
Adjustment of retained earnings	59,105	49,017	10,088	64,135
Net income	59,105	49,017	10,088	64,135
Appropriations	23,763	43,039	-19,276	43,056
1. Cash dividends	23,398	12,241	11,157	12,241
2. Bonuses to directors	65	63	2	62
3. Cancellation of treasury stock	-	30,702	-30,702	30,702
4. Loss on disposal of treasury stock	300	32	268	49
Balance at the end of the period	303,597	253,154	50,443	268,255

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Nine months ended Dec.31,		
	2005	2004	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	76,408	66,169	10,239
Depreciation and amortization	18,430	15,464	2,966
Loss on impairment of long-lived assets	447	83	364
Provision for (reversal of) accrued allowances for doubtful receivables	209	-5	214
Provision for (reversal of) accrued bonuses to employees	-1,842	-1,725	-117
Provision for (Reversal of) reserve for periodic repairs	214	204	10
Interest income and dividend receivable	-1,461	-701	-760
Interest expense payable	101	85	16
Foreign exchange loss (gain)	-671	-85	-586
Equity in earnings of affiliates	-1,886	-3,304	1,418
Gain on sales of property, plant and equipment and investment securities	-57	-129	72
Loss on disposal of property, plant and equipment and investment securities	394	672	-278
Bonus to directors	-65	-63	-2
Other	-2,161	338	-2,499
(Increase) decrease in notes and accounts receivable	-9,457	-9,136	-321
(Increase) decrease in inventories	-3,762	-3,588	-174
(Increase) decrease in other current assets	-1,617	1,589	-3,206
Increase (decrease) in notes and accounts payable	3,993	2,722	1,271
Increase (decrease) in income taxes payable	916	-426	1,342
Increase (decrease) in other current liabilities	1,971	761	1,210
Sub total	80,103	68,926	11,177
Interest and dividend receivable	1,526	680	846
Interest payable	-70	-98	28
Income taxes - paid	-16,973	-21,292	4,319
Net cash provided by operating activities	64,585	48,215	16,370
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-37,131	-26,429	-10,702
Proceeds from sales of property, plant and equipment	221	171	50
Purchases of investment securities	-1,532	-10	-1,522
Payment for loans	-2	-96	94
Proceeds from loans	93	164	-71
Increase in investments and other assets	-3,247	-2,522	-725
Decrease in investments and other assets	1,483	245	1,238
Net cash used in investing activities	-40,116	-28,476	-11,640
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	19,792	-348	20,140
Repayments of long-term bank loans	-	-161	161
Payments for purchase of treasury stock	-64,028	-32	-63,996
Proceeds from sales of treasury stock	1,156	613	543
Dividends paid	-23,402	-12,245	-11,157
Dividends paid for minority shareholders	-1	0	-1
Net cash used in financing activities	-66,482	-12,176	-54,306
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,597	2,936	661
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-38,415	10,499	-48,914
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	112,874	80,425	32,449
CASH AND CASH EQUIVALENTS, END OF PERIOD	74,458	90,925	-16,467

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 6 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same period of last year (Dec. 31, 2004) : 6 companies increased in total.

6 companies increased due to the establishment:
HOYA LENS OF NEW ORLEANS, INC. (USA)
HOYA MEDICAL EUROPE GMBH. (Germany)
HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC. (USA)
Other one company (overseas)

b) In comparison to the end of previous fiscal year (March 31, 2005) : 5 companies increased in total.

5 companies increased due to the establishment:
HOYA MEDICAL EUROPE GMBH. (Germany)
HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC. (USA)
Other one company (overseas)

2) Application of the equity method

a) In comparison to the end of the same period of last year (Dec. 31, 2004) :
No change

b) In comparison to the end the previous fiscal year (March 31, 2005) :
No change

	as of Dec.31, 2005	as of Dec. 31, 2004	variance	as of Mar.31, 2005
Consolidated subsidiaries	63 (do 6, os57)	57 (do 6, os51)	+6 (do-, os+6)	58 (do 6, os52)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	6 (do 5, os 1)	5 (do 5, os -)	+1 (do-, os+1)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	69	62	+7	63
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Nine months ended Dec.31.		Year ended
	2005	2004	Mar.31,2005
Cash and deposits	74,458	90,925	112,874
Marketable securities	-	-	-
Total	74,458	90,925	112,874

2. Details of Important Non-financial Trading

Nine months ended Dec.31, 2005	Millions of Yen
None	
Nine months ended Dec.31, 2004	
Cancellation of treasury stock (3,775,400 shares with effect on June 1, 2004)	30,702
Year ended Mar. 31, 2005	
Cancellation of treasury stock (3,775,400 shares with effect on June 1, 2004)	30,702

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2005			Mar.31, 2005			Dec.31, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,870	177	159	308	148	159	290	131
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,870	177	159	308	148	159	290	131

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2005	Mar.31, 2005	Dec.31, 2004
Non-marketable stock of subsidiaries	11,650	9,486	8,881
Total	11,650	9,486	8,881
Non-marketable equity securities	1,016	274	271
Others	276	314	-
Total	1,292	588	271

3. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities	Dec.31, 2005	Mar.31, 2005	Dec.31, 2004
Deferred tax assets			
Inventories - intercompany unrealized profits	2,049	2,166	1,952
Maintenance of environment	1,414	323	-
Accrued bonuses to employees	801	1,529	778
Accrued enterprise taxes	418	691	391
Amortization of goodwill	-	285	595
Other	1,564	1,505	1,513
Total amount of deferred tax assets - current	6,249	6,500	5,232
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,938	1,876	1,927
Loss on impairment of long-lived assets	877	861	-
Allowance for doubtful receivables	109	117	153
Loss on closure of plant	-	510	-
Other	1,275	681	727
Total amount of deferred tax assets - fixed	4,201	4,047	3,666
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-415	-434	-445
Special depreciation reserve	-293	-313	-308
Net unrealized gain on available-for-sale securities	-33	-35	-27
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	907	-949	-947
Net amount of deferred tax assets - fixed	3,293	3,097	2,719

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Nine months ended Dec. 31,		Year ended
	2005	2004	Mar.31,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-17.4	-13.0	-13.8
Expenses not permanently deductible for income tax purposes	0.3	0.3	0.4
Per capita portion	0.1	0.1	0.1
Non-taxable dividend income	-2.3	-3.2	-2.6
Intercompany cash dividend and transactions	2.3	3.2	0.8
Equity in earnings of affiliates	-1.0	-2.0	-1.8
Tax credit on experiment and research expenses	-0.5	-0.7	-0.8
Other adjustment - net	0.6	0.6	0.3
Effective income tax rate	22.5	25.7	23.0

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

   The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen		
	Nine months ended Dec.31		Year ended
	2005	2004	Mar.31,2005
Additional retirement benefits paid to employees	1,526	765	842
Expenses for employees' retirement benefits	1,526	765	842

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The Company has adopted impairment accounting for fixed assets :

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen		
	Nine months ended Dec. 31,		Year ended
	2005	2004	Mar.31,2005
Machinery and others	447	83	92
Total	447	83	92

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Millions of Yen		
	Nine months ended Dec. 31,		Year ended
	2005	2004	Mar.31,2005
Land	-	-	449
Buildings and Others	-	-	317
Total	-	-	766

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the nine months ended December 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	140,194	7,568	76,612	26,537	1,683	1,428	254,024	-	254,024
Intersegment	677	199	1	-1	27	3,388	4,295	(4,295)	-
Total	140,871	7,768	76,614	26,536	1,711	4,817	258,319	(4,295)	254,024
Operating expenses	84,555	7,076	61,441	20,358	1,695	4,310	179,438	(2,466)	176,971
Operating income	56,316	692	15,172	6,178	15	506	78,880	(1,828)	77,052
Operating income ratio	40.0%	8.9%	19.8%	23.3%	0.9%	10.5%	30.5%	-	30.3%
Assets	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
Depreciation	13,035	74	4,638	601	0	40	18,391	39	18,430
Loss on impairment	-	-	-	-	447	-	447	-	447
Capital Expenditures	28,878	139	5,943	1,433	421	22	36,838	27	36,865
R&D Expenses	6,415	781	1,870	702	20	-	9,790	-	9,790
Number of employees (p)	15,949	188	6,847	713	93	212	24,002	50	24,052

For the nine months ended December 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	124,726	8,370	70,471	23,598	2,841	1,226	231,234	-	231,234
Intersegment	467	166	16	0	43	3,812	4,506	(4,506)	-
Total	125,193	8,536	70,487	23,598	2,884	5,039	235,741	(4,506)	231,234
Operating expenses	76,474	7,608	57,624	18,065	2,987	4,521	167,280	(1,827)	165,453
Operating income	48,719	928	12,863	5,532	-102	518	68,460	(2,679)	65,781
Operating income ratio	38.9%	10.9%	18.3%	23.5%	-3.6%	10.3%	29.0%	-	28.4%
Assets	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
Depreciation	10,439	96	4,267	487	-	34	15,325	139	15,464
Loss on impairment	-	-	-	-	83	-	83	-	83
Capital Expenditures	25,200	103	4,907	600	83	169	31,065	186	31,251
R&D Expenses	6,053	641	1,242	528	17	-	8,483	-	8,483
Number of employees (p)	13,372	88	6,200	582	176	259	20,677	55	20,732

Ref : Differences between the nine months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	15,468	-802	6,141	2,939	-1,158	202	22,790	-	22,790
Variance(%)	12.4%	-9.6%	8.7%	12.5%	-40.8%	16.5%	9.9%	-	9.9%
Intersegment	210	33	-15	-1	-16	-424	-211	211	-
Total	15,678	-768	6,127	2,938	-1,173	-222	22,578	211	22,790
Operating expenses	8,081	-532	3,817	2,293	-1,292	-211	12,158	-639	11,518
Operating income	7,597	-236	2,309	646	117	-12	10,420	851	11,271
Variance(%)	15.6%	-25.4%	18.0%	11.7%	-114.7%	-2.3%	15.2%	-	17.1%
Assets	41,593	-834	7,557	-2,905	-1,029	194	44,576	-17,349	27,227
Depreciation	2,596	-22	371	114	0	6	3,066	-100	2,966
Loss on impairment	-	-	-	-	364	-	364	-	364
Capital Expenditures	3,678	36	1,036	833	338	-147	5,773	-159	5,614
R&D Expenses	362	140	628	174	3	-	1,307	-	1,307
Number of employees (p)	2,577	100	647	131	-83	-47	3,325	-5	3,320

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, Outsourcing, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2005 and 2004 are as follows:

   2005 1,865 million Yen
   2004 2,035 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2005 and 2004 are as follows:

   2005 28,776 million Yen
   2004 53,194 million Yen

2. Geographical Segments

For the nine months ended December 31, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	183,633	25,881	28,506	16,002	254,024	-	254,024
Intersegment	17,751	190	419	88,690	107,052	(107,052)	-
Total	201,384	26,071	28,926	104,693	361,076	(107,052)	254,024
Operating expenses	170,157	24,863	24,264	68,956	288,242	(111,270)	176,971
Operating income	31,226	1,208	4,662	35,736	72,834	4,218	77,052
Operating income ratio	15.5%	4.6%	16.1%	34.1%	20.2%	-	30.3%
Assets	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

For the nine months ended December 31, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	173,911	23,501	24,909	8,911	231,234	-	231,234
Intersegment	14,580	87	188	66,430	81,286	(81,286)	-
Total	188,492	23,588	25,097	75,342	312,521	(81,286)	231,234
Operating expenses	152,290	23,358	20,638	51,616	247,902	(82,449)	165,453
Operating income	36,202	230	4,459	23,726	64,618	1,162	65,781
Operating income ratio	19.2%	1.0%	17.8%	31.5%	20.7%	-	28.4%
Assets	175,708	19,001	31,355	99,470	325,535	4,204	329,739

Ref:

Differences between the nine months of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	9,722	2,380	3,597	7,091	22,790	-	22,790
Variance(%)	5.6%	10.1%	14.4%	79.6%	9.9%	-	9.9%
Intersegment	3,171	103	231	22,260	25,766	-25,766	-
Total	12,892	2,483	3,829	29,351	48,555	-25,766	22,790
Operating expenses	17,867	1,505	3,626	17,340	40,340	-28,821	11,518
Operating income	-4,976	978	203	12,010	8,216	3,056	11,271
Variance(%)	-13.7%	425.2%	4.6%	50.6%	12.7%	-	17.1%
Assets	-3,451	2,001	19,763	48,820	67,134	-39,907	27,227

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2005 and 2004 are as follows:

   2005 1,643 million Yen   2004 1,716 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2005 and 2004 are as follows:

   2005 69,332 million Yen   2004 47,887 million Yen

3. Sales to Foreign Customers

For the nine months ended December 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	30,287	30,006	62,323	8	122,625
Total Consolidated Net Sales (B)					254,024
Overseas Sales ratio (A/B)	11.9%	11.8%	24.6%	0.0%	48.3%
Regional Sales ratio	24.7%	24.5%	50.8%	0.0%	100.0%

For the nine months ended December 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	33,835	27,015	44,634	4	105,489
Total Consolidated Net Sales (B)					231,234
Overseas Sales ratio (A/B)	14.6%	11.7%	19.3%	0.0%	45.6%
Regional Sales ratio	32.1%	25.6%	42.3%	0.0%	100.0%

Ref: Differences between the nine months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-3,548	2,991	17,689	4	17,136
Total Consolidated Net Sales (B)					22,790
Overseas Sales ratio (A/B)	-10.5%	11.1%	39.6%	100.0%	16.2%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of yen , (%), [%]

Business Category / Company	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2004		Variance Amount	Variance %	Year ended March 31, 2005	
Electro-Optics								
Domestic	71,466	(51)	66,014	(52.9)	5,452	8.3	86,964	(52.5)
Overseas	68,727	(49)	58,712	(47.1)	10,015	17.1	78,699	(47.5)
total	140,194	[55.2]	124,726	[53.9]	15,468	12.4	165,664	[53.8]
Photonics								
Domestic	4,143	(54.7)	5,425	(64.8)	-1,282	-23.6	7,291	(67.8)
Overseas	3,425	(45.3)	2,944	(35.2)	481	16.3	3,457	(32.2)
total	7,568	[3.0]	8,370	[3.6]	-802	-9.6	10,749	[3.5]
Information Technology								
Domestic	75,609	(51.2)	71,440	(53.7)	4,169	5.8	94,256	(53.4)
Overseas	72,153	(48.8)	61,656	(46.3)	10,497	17.0	82,157	(46.6)
total	147,763	[58.2]	133,096	[57.6]	14,667	11.0	176,413	[57.2]
Vision Care								
Domestic	27,383	(35.7)	27,561	(39.1)	-178	-0.6	36,601	(38.5)
Overseas	49,228	(64.3)	42,910	(60.9)	6,318	14.7	58,370	(61.5)
total	76,612	[30.2]	70,471	[30.5]	6,141	8.7	94,971	[30.8]
Health Care								
Domestic	25,657	(96.7)	23,093	(97.9)	2,564	11.1	30,692	(97.7)
Overseas	879	(3.3)	504	(2.1)	375	74.4	716	(2.3)
total	26,537	[10.4]	23,598	[10.2]	2,939	12.5	31,409	[10.4]
Eye Care								
Domestic	53,041	(51.4)	50,654	(53.8)	2,387	4.7	67,293	(53.2)
Overseas	50,107	(48.6)	43,414	(46.2)	6,693	15.4	59,086	(46.8)
total	103,149	[40.6]	94,069	[40.7]	9,080	9.7	126,380	[41.0]
Crystal								
Domestic	1,318	(78.3)	2,422	(85.3)	-1,104	-45.6	3,158	(86.0)
Overseas	364	(21.7)	418	(14.7)	-54	-12.9	514	(14.0)
total	1,683	[0.7]	2,841	[1.2]	-1,158	-40.8	3,672	[1.2]
Service								
Domestic	1,428	(100.0)	1,226	(100.0)	202	16.5	1,706	(100.0)
Overseas	-	(0.0)	-	(0.0)	-	-	-	(0.0)
total	1,428	[0.5]	1,226	[0.5]	202	16.5	1,706	[0.6]
Others								
Domestic	2,747	(88.3)	3,649	(89.7)	-902	-24.7	4,864	(90.4)
Overseas	364	(11.7)	418	(10.3)	-54	-12.9	514	(9.6)
total	3,111	[1.2]	4,067	[1.8]	-956	-23.5	5,378	[1.7]
Total Net Sales								
Domestic	131,398	(51.7)	125,744	(54.4)	5,654	4.5	166,414	(54.0)
Overseas	122,625	(48.3)	105,489	(45.6)	17,136	16.2	141,758	(46.0)
Total	254,024	[100.0]	231,234	[100.0]	22,790	9.9	308,172	[100.0]

Notes: 1.Figures of less than a million yen are omitted.

2.Figures in ( ) are percentages of business category sales.

3.Figures in [ ] are percentages of total net sales.

File No:82-34801

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE NOVEMBER 17, 2005

January 31, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Brief Statement of Financial Results for the Nine Months Ended December 31, 2005 dated on January 20, 2006(Exhibit 1).

2. Brief Statement of Quarterly Financial Results for the Three Months Ended December 31, 2005 dated on January 20, 2006(Exhibit 2).

3. Fact Book for the Three Months Ended December 31, 2005 dated on January 20, 2006 (Exhibit 3).

4. Announcement of Cancellation of Treasury Stock dated on January 20, 2006 submitted to the Tokyo Stock Exchange (Exhibit 4).

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Financial Results for the Nine Months Ended December 31, 2005 dated on January 20, 2006(Exhibit 5). English translation also attached (Exhibit 1).

2. Brief Statement of Quarterly Financial Results for the Three Months Ended December 31, 2005 dated on January 20, 2006 (Exhibit 6). English translation also attached (Exhibit 2).

3. Announcement of Cancellation of Treasury Stock dated on January 20, 2006 submitted to the Tokyo Stock Exchange (Exhibit 7). English translation also attached (Exhibit 4).

File No:82-34801

HOYA

January 20, 2006

QUARTERLY REPORT

(for the 3rd Quarter : Three months ended December 31, 2005)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Financial Highlights for the Three Months page 1

(Attachments)

(1) Business Overview
- 1. Results of Operations page 2
  - 1) General Overview page 2
  - 2) Segment Overview page 4
- 2. Financial Position page 6
- 3. Conditions of Cash Flows page 6
- 4. Projected Results for the 4th Quarter page 7

(2) Consolidated Financial Statements
- 1. Consolidated Balance Sheets page 8
- 2. Consolidated Statements of Income page 9
  - Notes Relating to Stock Split page 10
  - Notes Relating to Purchase of Treasury Stock page 10
- 3. Consolidated Statements of Retained Earnings page 11
- 4. Consolidated Statements of Cash Flows page 12
- 5. Preparation of the Consolidated Financial Statements page 13
  - Notes Relating to Investment Securities and Derivatives page 14
  - Notes Relating to Income Taxes page 15
  - Notes Relating to Employees' Retirement Benefits page 16
  - Notes Relating to Impairment of Fixed Assets page 16

(3) Segment Information
- 1. Industry Segments page 17
- 2. Geographical Segments page 19
- 3. Sales to Foreign Customers page 20

(4) Composition of Net Sales by Business Category page 21

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in 3rd quarters of 2005 and 2004 are unaudited.

3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

January 20, 2006

Financial Highlights for the Three Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

*Contact:Naoji Ito, Manager of Corporate Communications Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the three months ended Dec. 31, 2005 and 2004

(1)Results of Operations	Millions of Yen Three months ended Dec. 31, 2005	 2004	variance (%)
Net sales	87,286	77,786	(12.2)
Operating income	27,257	21,652	(25.9)
Ordinary income	27,162	22,314	(21.7)
Net income	20,120	16,123	(24.8)
Basic net income per share(Yen)	46.20	144.82	

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2005	 As of Sep. 30, 2005	 As of Dec. 31, 2004
Total assets	356,966	391,768	329,739
Shareholders' equity	259,926	305,191	260,157
Shareholders' equity ratio	72.8%	77.9%	78.9%
Shareholders' equity per share (Yen)	604.09	2,738.40	2,336.53

(3)Conditions of Cash Flow	Millions of Yen Three months ended Dec. 31, 2005	 2004
Net cash provided by operating activities	17,024	12,602
Net cash used in investing activities	-19,719	-10,284
Net cash provided by (used in) financing activities	-56,765	-6,537
Cash and cash equivalents at end of period	74,458	90,925

2. Projected Results for the Fourth Quarter

	Millions of Yen Three months ending/ended Mar.31,2006	 Mar.31,2005	variance (%)
Net sales	84,976	76,938	(10.4)
Operating income	23,448	19,138	(22.5)
Ordinary income	24,399	20,440	(19.4)
Net income	17,895	15,118	(18.4)
Net income per share (Yen)	40.52	135.18	-

(Notes)

1. According to the decision in a meeting of the Board of Directors held on July 20, 2005, Hoya Corporation carried out a four-for-one stock split with effect on November 15, 2005. The per share information for the term under review reflects the stock split assuming that this stock split was exercised on the beginning of the term under review, while the per share information for the previous quarter and the same period of last year do not reflect the stock split.

2. Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Dec. 31, 2005
Net sales	87,286
Operating income	27,257
Ordinary income	27,162
Net income	20,120
Net income per share(Yen)	46.20

The quarter under review was marked by ongoing inventory adjustments of digital appliance products and enthusiasm in both corporate production and investment plans in anticipation of the future expansion of the market while personal consumption began to look more cheerful. The domestic stock markets have begun to demonstrate brisk movement through the increase of the individual investors.

In the currency market during the quarter under review, the US dollar, euro and Thai baht appreciated by 12.7%, 1.6% and 9.5% respectively all against the yen on a year-on-year basis.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, both domestic and overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the quarter under review increased 12.2% year-on-year to 87,286 million yen.

Quarterly net sales (Million Yen) and average exchange rate (Yen/US dollar & EURO)


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
140.00
120.00
100.00
80.00
60.00
40.00
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
136.23
140.14
119.25
116.20
108.46
107.13
109.62
111.02
104.52
105.25
108.36
112.35
117.83
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
84,961
87,286
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Net sales
average exchange rate (US dollar)
(EURO)


Ratio of Net Sales by Business Segment - Quarterly Transition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

During the quarter under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 25.9%, 21.7% and 24.8%, respectively, on a year-on-year basis. Together with the net sales, operating income represented record results for the term.

Net income per share for quarter under review was 46.20yen. The Company carried out a four-for-one stock split on November 15, 2005 based on the decision in a meeting of the Board of Directors held on July 20, 2005, (For details, please refer to the Notes in this report).


Quarterly Incomes (Millions of Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales decreased year-on-year as there was a large orders by special reason for volume products in the same period last year, while in the quarter under review there was an increase in orders from overseas market and for next-generation products such as masks for 65nm level semiconductors. In terms of LCD masks, the demand of large LCD masks were recovered as LCD panel manufacturers were active in launching new production lines, resulting in increased sales on a year-on-year basis.

In HDD (hard disk) glass disks, there was a decline in small-size disks for portable music players, which have been surging in growth, due to the utilization of other types of recording media and, given the expansion in the sales of notebook computers, 2.5-inch disks have been moving vigorously, bringing an increase in sales year-on-year.

In optical lenses, growth has not been great in spite of a gradual recovery in the market for digital cameras and other products. HOYA has begun shipments for camera-equipped mobile phones and other new uses and has furthermore been promoting strategies for products with high value added properties, resulting in increased sales overall on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications, light sources for electronics industry or special optical glasses, etc.
The reason why the sales of this segment have increased since the first quarter ended June 30, 2004 is because that some businesses was transferred from Electro-Optics to this segment as part of its corporate restructuring initiatives.

Quarterly Net Sales of Information Technology (Millions of Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, a moderate recovery has continued. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales remained flat on a year-on-year basis.

Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole increased on a year-on-year basis.

Health Care

In terms of contact lenses, in the midst of intensified price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially new item of yellow-lens, during the term both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Vision Care
Health Care

3. Other Businesses

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives. The sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Dec. 31, 2005
Total assets	356,966
Shareholders' equity	259,926
Shareholders' equity ratio	72.8%

At the end of the quarter under review, total assets decreased Yen 34,802 million as current assets decreased Yen 48,728 million due to decrease of Yen 56,846 in cash and deposits, while fixed assets increased Yen 14,447 million from the end of the previous quarter. Shareholders' equity decreased Yen 45,265 million due to increase of treasury stock as a negative factor of Yen 63,387 in spite of increase of Yen 6,470 in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Dec. 31, 2005
Net cash provided by operating activities	17,024
Net cash used in investing activities	-19,719
Net cash provided by (used in) financing activities	-56,765
Cash and cash equivalents at end of period	74,458

Cash flow from operating activities during the quarter under review amounted to Yen 17,024 million, which included Yen 25,962 million in quarterly income before income taxes and minority interests and Yen 7,103 in depreciation and amortization among others. The company used Yen 64,006 million for purchase of treasury stock and Yen 13,377 million for payment of dividends. The term-end balance of cash and cash equivalents decreased Yen 56,845 million from the end of previous quarter.

4. Projected Results for the Fourth Quarter

1. Year-on-year comparison

	Millions of Yen		
	Three months ending/ended		variance
	Mar.31,2006	Mar.31,2005	(%)
Net sales	84,976	76,938	(10.4)
Operating income	23,448	19,138	(22.5)
Ordinary income	24,399	20,440	(19.4)
Net income	17,895	15,118	(18.4)
Net income per share (Yen)	40.52	135.18	-

(Note)

HOYA CORPORATION carried out a four-for-one stock split with effect on November 15, 2005. Consequently, number of outstanding shares increased 337,047,015 shares to 449,396,020 shares. The above forecast of net income per share for the three months ending March 31, 2006 is calculated based on the number of increased outstanding shares, while the result of the same period of last year was calculated based on the number of outstanding shares before split. For your reference, the result of the net income per share is re-calculated as per below, assuming the above stock split was exercised on the beginning of the last fiscal year:

	Three months ending/ended		variance
	Mar.31,2006	Mar.31,2005	(amount)
Net income per share (Yen)	40.52	33.79	6.73 Yen

2. Quarter-on-quarter comparison

	Three months ending/ended		variance
	Mar.31,2006	Dec.31,2005	(%)
Net sales	84,976	87,286	(-2.6)
Operating income	23,448	27,257	(-14.0)
Ordinary income	24,399	27,162	(-10.2)
Net income	17,895	20,120	(-11.1)
Net income per share (Yen)	40.52	46.20	-5.68 Yen

Ref : Projected Results for the Year ending March 31, 2006

	Millions of Yen		
	Years ending/ended		variance
	Mar.31,2006	Mar.31,2005	(%)
Net sales	339,000	308,172	(10.0)
Operating income	100,500	84,920	(18.3)
Ordinary income	106,000	89,525	(18.4)
Net income	77,000	64,135	(20.1)
Net income per share (Yen)	174.19	578.84	-

(Note)

HOYA CORPORATION carried out a four-for-one stock split with effect on November 15, 2005. Consequently, number of outstanding shares increased 337,047,015 shares to 449,396,020 shares. The above forecast of net income per share for the year ending March 31, 2006 is calculated based on the number of increased outstanding shares, while the result of the last fiscal year ended March 31, 2005 was calculated based on the number of outstanding shares before split. For your reference, the result of the net income per share is re-calculated as per below, assuming the above stock split was exercised on the beginning of the last fiscal year:

	Years ending/ended March 31,		variance
	2006	2005	(amount)
Net income per share (Yen)	174.19	144.71	29.48 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2005	Sep. 30, 2005	Variance(%)	Dec. 31,2004
ASSETS				
Current assets	210,235	258,963	-18.8	214,539
Cash and deposits	74,458	131,304		90,925
Notes and accounts receivable - trade	83,759	77,485		77,180
Inventories	41,700	38,670		36,869
Deferred tax assets	6,249	7,961		5,232
Other current assets	5,534	4,981		5,775
Allowance for doubtful receivables	-1,467	-1,440		-1,443
Fixed asstes	146,657	132,210	10.9	114,971
Tangible fixed assets	116,385	106,630	9.1	92,954
Buildings and structures	28,895	26,321		23,605
Machinery and carriers	58,181	50,528		37,486
Land	8,948	8,874		9,319
Other tangible fixed assets	20,359	20,905		22,542
Intangible fixed assets	7,266	5,701	27.5	5,242
Investments and other assets	23,005	19,879	15.7	16,775
Investment securities	14,813	12,438		9,443
Deferred tax assets	3,293	2,808		2,719
Other assets	5,203	4,941		5,051
Allowance for doubtful receivables	-306	-309		-438
Deferred charges	74	594	-87.5	228
Total Assets	356,966	391,768	-8.9	329,739
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	93,834	83,499	12.4	66,600
Notes and accounts payable - trade	28,174	27,580		28,634
Commercial Paper	20,000	-		-
Income taxes payable	10,256	11,937		8,143
Accrued bonuses to employees	2,085	4,072		1,996
Other current liabilities	33,317	39,908		27,825
Long-term liabilities	2,250	2,176	3.4	2,127
Allowance for special repairs	757	748		-
Other long-term liabilities	1,493	1,427		2,127
Total Liabilities	96,085	85,676	12.1	68,727
Minority interests	954	901	5.9	855
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	303,597	297,127	2.2	253,154
Net unrealized gain on available-for-sale securities	82	71	15.5	41
Foreign currency translation adjustments	4,812	-6,830	-170.5	-7,012
Treasury stock - at cost	-70,727	-7,340	863.6	-8,189
Total Shareholders' Equity	259,926	305,191	-14.8	260,157
Total	356,966	391,768	-8.9	329,739

notes:

	Millions of Yen			
Accumulated depreciation	176,548	175,390		162,795
Guarantees of borrowings and lease obligations for customers	2,209	1,640		1,230
Number of shares of treasury stock (unit : stocks)	19,123,407	900,605		1,006,092

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended Dec. 31,			Three months ended
	2005	2004	Variance(%)	Sep.30, 2005
Net sales	87,286	77,786	12.2	84,961
Cost of sales	40,830	39,491	3.4	44,291
Gross profit	46,456	38,295	21.3	40,669
Selling, general and administrative expenses	19,198	16,643	15.4	15,930
Operating income	27,257	21,652	25.9	24,740
Non-operating income	759	1,828	-58.5	2,757
Interest income	482	264		557
Foreign exchange gains	-	-		1,191
Equity in earnings of affiliates	110	1,304		645
Others	167	260		364
Non-operating expenses	855	1,166	-26.7	523
Interest expense	31	23		4
Sales discount	177	126		172
Foreign exchange losses	288	630		-
Others	358	387		348
Ordinary income	27,162	22,314	21.7	26,974
Extra-ordinary gains	319	103	209.7	1,415
Gain on sales of property, plant and equipment	15	45		24
Others	305	57		1,391
Extra-ordinary losses	1,518	869	74.7	4,894
Loss on impairment of long-lived assets	320	26		124
Additional retirement benefits paid to employees	383	40		851
Loss on disposal of property, plant and equipment	178	310		203
Maintenance of environment	47	86		3,538
Others	591	407		178
Income before income taxes and other items	25,963	21,548	20.5	23,494
Income taxes - Curent	4,422	3,888	13.7	7,713
Income taxes - Deferred	1,388	1,506	-7.8	-2,850
Minority interests in net income	30	30	0.0	37
Net income	20,120	16,123	24.8	18,596
Net income per share(Yen)	46.20	144.82	-98.62	166.88

Notes:

1. Net income per share for the term under review decreased drastically as the company carried out a four-for-one stock split on November 15, 2005 and the number of outstanding shares increased four times. For details, please refer to the Notes at the next page.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2005 A	2005 B	influences
Net sales	87,286	85,363	1,923
Operating income	27,257	25,908	1,349
Ordinary income	27,162	25,854	1,308
Net income	20,120	18,899	1,221

3. Average rates of major foreign currencies

		Three months ended Dec. 31,			Three months ended
		2005	2004	Variance(%)	Sep.30, 2005
US$	Yen	117.83	104.52	-12.7%	112.35
Euro	Yen	140.14	137.95	-1.6%	136.23
Thail Baht	Yen	2.87	2.62	-9.5%	2.71

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased

Outstanding shares before stock split	112,349,005 shares
Increase in shares	337,047,015 shares
Outstanding shares after increase	449,396,020 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
   October 1, 2005

The per share information for the term under review reflects the stock split assuming that the above stock split was exercised on the beginning of the term under review. The per share information for the same quarter last year and previous quarter is actual result and not adjusted. For your reference, per share information for the same quarter last year and previous quarter which is re-calculated assuming that the above stock split was exercised on the beginning of each term is as follows :

	Three months ended Dec. 31,			Three months ended
	2005	2004	Variance	Sep.30,2005
Shareholders' equity per share (Yen)	604.09	584.13	19.96	684.60
Basic net income per share (Yen)	46.20	36.20	10.00	41.72
Diluted net income per share (Yen)	46.01	36.12	9.89	41.57

Notes Relating to Purchase of Treasury Stock

HOYA CORPORATION has completed the acquisition of the Treasury Stock, resolved at the Board of Directors meeting held on October 20, 2005 in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Period of the purchase	From November 15, 2005 to December 1, 2005
2. Total number of shares purchased	15,686,800 shares
3. Total cost of acquisition	63,999,973,000 Yen
4. Method of the purchase	Purchase on the Tokyo Stock Exchange

(Note)
Decision of the Board of Directors meeting held on October 20, 2005 is as follows:

Type of shares to be purchased:	Common shares of the Company
Number of shares to be purchased:	16,000,000 shares (Maximum)
Value of the purchase:	64,000 million yen (Maximum)
Period of the purchase:	From October 21, 2005 to December 20, 2005

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended			Three months ended
	Dec. 31,2005	Dec. 31,2004	Variance	Sep. 30, 2005
Additional paid-in capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained earnings				
Balance at the beginning of the period	297,127	243,722	53,405	278,545
Adjustment of retained earnings	20,120	16,123	3,997	18,596
Net income	20,120	16,123	3,997	18,596
Appropriations	13,651	6,693	6,958	14
1. Cash dividends	13,374	6,678	6,696	-
2. Loss on disposal of treasury stock	278	14	264	14
Balance at the end of the period	303,597	253,154	50,443	297,127

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Dec.31,		
	2005	2004	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	25,962	21,548	4,414
Depreciation and amortization	7,103	5,341	1,762
Loss on impairment of long-lived assets	319	26	293
Provision for (reversal of) accrued allowances for doubtful receivables	0	-20	20
Provision for (reversal of) accrued bonuses to employees	-1,995	-1,838	-157
Provision for (Reversal of) reserve for periodic repairs	8	67	-59
Interest income and dividend receivable	-482	-266	-216
Interest expense payable	31	23	8
Foreign exchange loss (gain)	-323	168	-491
Equity in earnings of affiliates	-109	-1,304	1,195
Gain on sales of property, plant and equipment and investment securities	-14	-45	31
Loss on disposal of property, plant and equipment and investment securities	177	310	-133
Other	-262	89	-351
(Increase) decrease in notes and accounts receivable	-5,719	-4,142	-1,577
(Increase) decrease in inventories	-1,587	-1,737	150
(Increase) decrease in other current assets	-935	302	-1,237
Increase (decrease) in notes and accounts payable	264	1,198	-934
Increase (decrease) in income taxes payable	-234	-303	69
Increase (decrease) in other current liabilities	615	541	74
Sub total	22,817	19,958	2,859
Interest and dividend receivable	507	242	265
Interest payable	-11	-19	8
Income taxes - paid	-6,288	-7,578	1,290
Net cash provided by operating activities	17,024	12,602	4,422
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-16,493	-9,363	-7,130
Proceeds from sales of property, plant and equipment	65	86	-21
Purchases of investment securities	-1,532	-	-1,532
Payment for loans	0	-32	32
Proceeds from loans	33	71	-38
Increase in investments and other assets	-1,819	-1,126	-693
Decrease in investments and other assets	28	79	-51
Net cash used in investing activities	-19,719	-10,284	-9,435
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	20,000	-	20,000
Repayments of long-term bank loans	-	-150	150
Payments for purchase of treasury stock	-64,006	-16	-63,990
Proceeds from sales of treasury stock	618	311	307
Dividends paid	-13,377	-6,682	-6,695
Net cash used in financing activities	-56,765	-6,537	-50,228
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,614	483	2,131
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-56,845	-3,735	-53,110
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	131,304	94,660	36,644
CASH AND CASH EQUIVALENTS, END OF PERIOD	74,458	90,925	-16,467

Note : Cash and Cash Equivalents at the End of the Period

	Three months ended Dec.31,	
	2005	2004
Cash and deposits	74,458	90,925
Marketable securities	-	-
Total	74,458	90,925

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 6 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same period of last year (Dec. 31, 2004) : 6 companies increased in total.

6 companies increased due to the establishment: HOYA LENS OF NEW ORLEANS, INC. (USA)
HOYA MEDICAL EUROPE GMBH. (Germany)
HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC. (USA)
Other one company (overseas)

b) In comparison to the end of previous quarter (Sep. 30, 2005) : 3 companies increased in total.

3 companies increased due to the establishment: HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC. (USA)

2) Application of the equity method

a) In comparison to the end of the same period of last year (Dec. 31, 2004) :

No change

b) In comparison to the end the previous quarter (Sep. 30, 2005) :

No change

	as of Dec.31, 2005	as of Dec. 31, 2004	variance	as of Sep.30, 2005
Consolidated subsidiaries	63 (do 6, os57)	57 (do 6, os51)	+6 (do-, os+6)	60 (do 6, os54)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	6 (do 5, os 1)	5 (do 5, os -)	+1 (do-, os+1)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	69	62	+7	65
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2005			Sep.30, 2005			Dec.31, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,870	177	159	327	167	159	290	131
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,870	177	159	327	167	159	290	131

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2005	Sep.30, 2005	Dec.31, 2004
Non-marketable stock of subsidiaries	11,650	11,117	8,881
Total	11,650	11,117	8,881
Non-marketable equity securities	1,016	261	271
Others	276	732	-
Total	1,292	993	271

3. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Dec.31, 2005	Sep.30, 2005	Dec.31, 2004
Inventories - intercompany unrealized profits	2,049	2,277	1,952
Maintenance of environment	1,414	1,753	-
Accrued bonuses to employees	801	1,564	778
Accrued enterprise taxes	418	777	391
Amortization of goodwill	-	-	595
Other	1,564	1,589	1,513
Total amount of deferred tax assets - current	6,249	7,961	5,232
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,938	2,005	1,927
Loss on impairment of long-lived assets	877	748	858
Allowance for doubtful receivables	109	115	153
Other	1,275	845	727
Total amount of deferred tax assets - fixed	4,201	3,715	3,666
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-415	-423	-445
Special depreciation reserve	-293	-277	-308
Net unrealized gain on available-for-sale securities	-33	-40	-27
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	907	-906	-947
Net amount of deferred tax assets - fixed	3,293	2,808	2,719

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Dec.31,2005	Dec.31,2004	Sep.30,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-18.0	-14.0	-19.1
Non-Deductible expenses such as entertainment expenses	0.3	0.3	0.2
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	0.0	-0.3	-0.3
Intercompany cash dividend	0.0	0.3	0.4
Equity in earnings of affiliates	-0.2	-2.4	-1.1
Tax credit on experiment and research expenses	-0.4	-0.8	-0.5
Other adjustment - net	0.2	1.4	0.5
Effective income tax rate	22.4	25.0	20.7

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen		
	Three months ended		
(2) Breakdown of expenses for employees' retirement benefits	Dec.31, 2005	Dec.31,2004	Sep.30, 2005
Additional retirement benefits paid to employees	383	40	851
Expenses for employees' retirement benefits	383	40	851

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has adopted impairment accounting for fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen		
	Three months ended		
	Dec.31, 2005	Dec.31, 2004	Sep.30, 2005
Machinery and others	320	26	124
Total	320	26	124

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the three months ended December 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	48,842	2,451	26,155	8,916	443	480	87,286	-	87,286
Intersegment	74	59	-3	-1	10	1,033	1,174	(1,174)	-
Total	48,915	2,510	26,152	8,915	454	1,514	88,460	(1,174)	87,286
Operating expenses	29,471	2,209	20,433	7,040	174	1,339	60,666	(637)	60,029
Operating income	19,444	302	5,719	1,876	278	175	27,793	(536)	27,257
Operating income ratio	39.8%	12.0%	21.9%	21.0%	61.2%	11.6%	31.4%	-	31.2%
Assets	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
Depreciation	5,169	27	1,654	225	0	13	7,090	13	7,103
Loss on impairment	-	-	-	-	320	-	320	-	320
Capital Expenditures	11,386	88	2,508	796	293	3	15,077	-	15,077
R&D Expenses	2,109	263	671	256	2	-	3,302	-	3,302
Number of employees (p)	15,949	188	6,847	713	93	212	24,002	50	24,052

For the three months ended December 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	42,214	2,558	23,806	7,807	950	449	77,786	-	77,786
Intersegment	167	71	14	0	16	1,304	1,574	(1,574)	-
Total	42,381	2,629	23,821	7,807	966	1,754	79,361	(1,574)	77,786
Operating expenses	26,573	2,462	19,046	6,097	1,096	1,554	56,830	(696)	56,134
Operating income	15,808	166	4,775	1,709	-129	200	22,530	(878)	21,652
Operating income ratio	37.3%	6.4%	20.1%	21.9%	-13.4%	11.4%	28.4%	-	27.8%
Assets	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
Depreciation	3,590	36	1,430	164	-	12	5,235	106	5,341
Capital Expenditures	12,155	53	1,851	265	26	0	14,351	6	14,357
R&D Expenses	2,550	217	533	75	5	-	3,383	-	3,383
Number of employees (p)	13,372	88	6,200	582	176	259	20,677	55	20,732

Ref : Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	6,628	-107	2,349	1,109	-507	31	9,500	-	9,500
Variance(%)	15.7%	-4.2%	9.9%	14.2%	-53.4%	6.9%	12.2%	-	12.2%
Intersegment	-93	-12	-17	-1	-6	-271	-400	400	-
Total	6,534	-119	2,331	1,108	-512	-240	9,099	400	9,500
Operating expenses	2,898	-253	1,387	943	-922	-215	3,836	59	3,895
Operating income	3,636	136	944	167	407	-25	5,263	342	5,605
Variance(%)	23.0%	81.9%	19.8%	9.8%	-315.5%	-12.5%	23.4%	-	25.9%
Assets	41,593	-834	7,557	-2,905	-1,029	194	44,576	-17,349	27,227
Depreciation	1,579	-9	224	61	0	1	1,855	-93	1,762
Loss on impairment	-	-	-	-	294	-	294	-	294
Capital Expenditures	-769	35	657	531	267	3	726	-	720
R&D Expenses	-441	46	138	181	-3	-	-81	-	-81
Number of employees (p)	2,577	100	647	131	-83	-47	3,325	-5	3,320

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Outsourcing, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2005 and 2004 are as follows:

2005	525 million Yen
2004	630 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2005 and 2004 are as follows:

2005	28,776 million Yen
2004	53,194 million Yen

2. Geographic Segments

For the three months ended December 31, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	61,326	9,025	10,243	6,692	87,286	-	87,286
Intersegment	6,931	91	173	33,234	40,430	(40,430)	-
Total	68,257	9,115	10,416	39,926	127,716	(40,430)	87,286
Operating expenses	58,675	8,503	8,849	26,293	102,320	(42,291)	60,029
Operating income	9,582	613	1,568	13,633	25,396	1,862	27,257
Operating income ratio	14.0%	6.7%	15.1%	34.1%	19.9%	-	31.2%
Assets	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

For the three months ended December 31, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	58,128	7,713	8,952	2,993	77,786	-	77,786
Intersegment	4,911	27	60	23,110	28,110	(28,110)	-
Total	63,039	7,741	9,012	26,104	105,896	(28,110)	77,786
Operating expenses	52,221	7,878	7,133	17,798	85,032	(28,898)	56,134
Operating income	10,817	-137	1,878	8,305	20,864	788	21,652
Operating income ratio	17.2%	-1.8%	20.8%	31.8%	19.7%	-	27.8%
Assets	175,708	19,001	31,355	99,470	325,535	4,204	329,739

Ref: Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	3,198	1,312	1,291	3,699	9,500	-	9,500
Variance(%)	5.5%	17.0%	14.4%	123.6%	12.2%	-	12.2%
Intersegment	2,020	64	113	10,124	12,320	-12,320	-
Total	5,218	1,374	1,404	13,822	21,820	-12,320	9,500
Operating expenses	6,454	625	1,716	8,495	17,288	-13,393	3,895
Operating income	-1,235	750	-310	5,328	4,532	1,074	5,605
Variance(%)	-11.4%	-547.4%	-16.5%	64.2%	21.7%	-	25.9%
Assets	-3,451	2,001	19,763	48,820	67,134	-39,907	27,227

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2005 and 2004 are as follows:

   2005 455 million Yen 2004 465 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2005 and 2004 are as follows:

   2005 69,332 million Yen 2004 47,887 million Yen

3. Sales to Foreign Customers

For the three months ended December 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,025	10,747	23,502	2	44,275
Total Consolidated Net Sales (B)					87,286
Overseas Sales ratio (A/B)	11.5%	12.3%	26.9%	0.0%	50.7%
Regional Sales ratio	22.6%	24.3%	53.1%	0.0%	100.0%

For the three months ended December 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,933	9,463	15,542	2	35,940
Total Consolidated Net Sales (B)					77,786
Overseas Sales ratio (A/B)	14.0%	12.2%	20.0%	0.0%	46.2%
Regional Sales ratio	30.4%	26.3%	43.3%	0.0%	100.0%

Ref: Differences between the 3rd quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-908	1,284	7,960	0	8,335
Total Consolidated Net Sales (B)					9,500
Overseas Sales ratio (A/B)	-8.3%	13.6%	51.2%	-	23.2%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (Unaudited)

Millions of yen, (%), [%]

Business Category / Company	Three months ended Dec. 31, 2005		2004		Variance Amount	%	Three months ended Sep.30, 2005	
Electro-Optics								
Domestic	23,393	(47.9)	22,329	(52.9)	1,064	4.8	24,189	(51.7)
Overseas	25,449	(52.1)	19,885	(47.1)	5,564	28.0	22,595	(48.3)
total	48,842	[56]	42,214	[54.3]	6,628	15.7	46,784	[55.1]
Photonics								
Domestic	1,400	(57.1)	1,581	(61.8)	-181	-11.4	1,286	(51.2)
Overseas	1,051	(42.9)	977	(38.2)	74	7.6	1,226	(48.8)
total	2,451	[2.8]	2,558	[3.3]	-107	-4.2	2,512	[2.9]
Information Technology								
Domestic	24,792	(48.3)	23,911	(53.4)	881	3.7	25,475	(51.7)
Overseas	26,500	(51.7)	20,862	(46.6)	5,638	27.0	23,822	(48.3)
total	51,293	[58.8]	44,773	[57.6]	6,520	14.6	49,297	[58.0]
Vision Care								
Domestic	8,811	(33.7)	9,074	(38.1)	-263	-2.9	9,538	(37.2)
Overseas	17,344	(66.3)	14,732	(61.9)	2,612	17.7	16,069	(62.8)
total	26,155	[30.0]	23,806	[30.6]	2,349	9.9	25,607	[30.1]
Health Care								
Domestic	8,565	(96.1)	7,622	(97.6)	943	12.4	8,837	(97.3)
Overseas	350	(3.9)	185	(2.4)	165	89.2	242	(2.7)
total	8,916	[10.2]	7,807	[10.0]	1,109	14.2	9,079	[10.7]
Eye Care								
Domestic	17,377	(49.5)	16,696	(52.8)	681	4.1	18,375	(53.0)
Overseas	17,693	(50.5)	14,917	(47.2)	2,776	18.6	16,311	(47.0)
total	35,070	[40.2]	31,614	[40.6]	3,456	10.9	34,686	[40.8]
Crystal								
Domestic	361	(81.5)	789	(83.1)	-428	-54.2	332	(69.2)
Overseas	81	(18.5)	161	(16.9)	-80	-49.7	148	(30.8)
total	443	[0.5]	950	[1.2]	-507	-53.4	480	[0.6]
Service								
Domestic	480	(100.0)	449	(100.0)	31	6.9	498	(100.0)
Overseas	-	(-)	-	(0.0)	0	-	-	(-)
total	480	[0.5]	449	[0.6]	31	6.9	498	[0.6]
Others								
Domestic	842	(91.2)	1,238	(88.5)	-396	-32.0	830	(84.9)
Overseas	81	(8.8)	161	(11.5)	-80	-49.7	148	(15.1)
total	923	[1.0]	1,399	[1.8]	-476	-34.0	978	[1.2]
Total Net Sales								
Domestic	43,011	(49.3)	41,846	(53.8)	1,165	2.8	44,680	(52.6)
Overseas	44,275	(50.7)	35,940	(46.2)	8,335	23.2	40,281	(47.4)
Total	87,286	[100.0]	77,786	[100.0]	9,500	12.2	84,961	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2006(平成18)年3月期　第3四半期及び9ヶ月累計　連結決算参考資料

Fact Book 2006 - Consolidated - 3rd Quarter : Three months & Nine months ended December 31, 2005

目 次 ・ Table of contents

1. 経営成績 ・ Results of Operations ······ 1
2. 収益性 ・ Profitability ······ 2
3. 利益状況 ・ Profits
4. 事業の種類別セグメント情報〔売上高構成比率〕
   ・ Business Segment Information (Share of net sales) ······ 3
5. 所在地別セグメント情報〔売上高構成比率〕
   ・ Geographical Segment Information (Share of net sales)
6. 第3四半期 事業の種類別セグメント情報〔成長性と収益性〕
   ・ 3Q Sales Growth and Profitability by Business Segment ······ 4
7. 第3四半期 所在地別セグメント情報〔成長性と収益性〕
   ・ 3Q Sales Growth and Profitability by Geographical Segment
8. 事業の種類別営業利益率
   ・ Business Segment Information (Operating margin) ······ 5
9. 顧客所在地別売上高構成比率
   ・ Sales to Domestic and Foreign Customers ······ 6
10. 財政状態 ・ Condition of Assets
11. 株主状況 ・ Shareholders ······ 7
12. 1株当り収益性および配当金
   ・ Profitability per Share & Cash dividends
13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率
   ・ PER, PCFR, PBR ······ 8
14. 株価・出来高の推移
   ・ Common Stock Price Range and Trading Volume
15. 設備投資 ・ Capital Expenditure ······ 9
16. 研究開発費 ・ Research and Development Expenses
17. 手元流動性 ・ Liquidity ······ 10
18. 有利子負債 ・ Interest-bearing Debt
19. 棚卸資産 ・ Inventories ······ 11
20. 人員 ・ Number of Employees
21. 9ヶ月 事業の種類別セグメント情報〔成長性と収益性〕
   ・9 months Sales Growth and Profitability by Business Segment ···· 12
22. 9ヶ月 所在地別セグメント情報〔成長性と収益性〕
   ・9 months Sales Growth and Profitability by Geographical Segment
23. 〔参考〕グループ連結経営 ・ HOYA's Global Group Management · 13

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することは控えるようお願いいたします。実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。
This report is provided solely for the purpose of reference to those investors making their own evaluation of the company at their own risks. This report contains estimates that are forward-looking statements based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions. HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors. We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※ 本資料に含まれる1株当たりデータについては、平成17年9月30日を基準日とした1対4の株式分割(平成17年11月15日効力発生)を反映し、遡及修正しております。ただし、配当金に関しては実績数値をそのまま記載しております。 Per share data shown in this report has been retroactively adjusted reflecting four for one stock split implemented for the shareholders registered as of September 30, 2005 (effective date was November 15, 2005). Dividend per share in this material, however, shows actual amount paid.

経営成績・Results of Operations (百万円・¥ Million)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期推移 (Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2002.3	2003.3	2004.3	2005.3	2006.3E
Net Sales	235,265	246,293	271,443	308,172	339,000
益率・Operating Margin	18.7%	21.5%	25.1%	27.6%	29.6%
益率・Ordinary Income Ratio	19.5%	20.7%	24.5%	29.1%	31.3%
利益率・Return on Sales =ROS	10.1%	8.1%	14.6%	20.8%	22.7%

	2003.9	2004.9	2005.9
Net Sales	131,699	153,447	166,738
Operating Margin	23.5%	28.8%	29.9%
Ordinary Income Ratio	23.1%	30.5%	32.6%
Return on Sales =ROS	14.4%	21.4%	23.4%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
Net Sales	63,913	67,786	68,688	71,057	74,961	78,486	77,786	76,938	81,777	84,961	87,286	84,976
Operating Margin	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	27.6%
Ordinary Income Ratio	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	28.7%
Return on Sales =ROS	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	21.1%

	2004.4-12	2005.4-12
Net Sales	231,234	254,024
Operating Margin	28.4%	30.3%
Ordinary Income Ratio	29.9%	32.1%
Return on Sales =ROS	21.2%	23.3%

の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2006-3Q」は、2006年(平成18年)3月期の第3四半期(2005
日から2005年12月31日まで)の3ケ月間の経営成績あるいは2005年12月31日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Dec. 31, 2005 or condition of finance as of Dec. 31, 2005 in 2006-3Q scale.

結範囲及び持分法の適用に関する事項
子会社数…63社
要会社名：
(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社
会社数…6社(うち持分法適用会社数…1社、NHテクノグラス株式会社)
計処理の方法等の変更
範囲及び持分法の適用の異動状況
範囲：前期末(平成17年3月末)との比較…5社増
規設立により5社増加　HOYA MEDICAL EUROPE GMBH. (ドイツ)
HOYA HEALTHCARE (SHANGHAI) (中国)
HOYA CANDEO OPTRONICS KOREA CO., LTD (韓国)
VISION MEMBRANE TECHNOLOGIES, INC (米国) その他1社(海外)
処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 6 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2005

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : 5 companies increased
   5 companies increased due to the establishment: HOYA MEDICAL EUROPE GMBH. (Germany)
   HOYA HEALTHCARE (SHANGHAI) (CHINA)
   HOYA CANDEO OPTRONICS KOREA CO., LTD (KOREA)
   VISION MEMBRANE TECHNOLOGIES, INC (USA)
   Other 1 company (overseas)
2. Changes in accounting policy : None

	当第3四半期(平成18年3月期) as of Dec 31, 2005	前 期(平成17年3月期) as of March 31, 2005	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	63 (do 6 , os 57)	58 (do 6 , os 52)	+5 (do — , os +5)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	6 (do 5 , os 1)	5 (do 5 , os —)	+1 (do — , os +1)
うち持分法適用会社数 liates accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	69	63	+6

: 国内・domestic 、os : 海外・overseas

収益性・Profitability (円・¥)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

株当たりデータについては、2005年11月に行った1対4の株式分割を反映し、遡及修正して表示してあります。・Per share data was retroactively adjusted according to the stock split conduced in Nov. 2005.

	2002.3	2003.3	2004.3	2005.3	2006.3E
当たり当期純利益・EPS	50.78	42.77	87.74	144.71	174.19
資本当期純利益率・ROE	11.5%	9.0%	17.8%	25.8%	27.7%
本経常利益率・Ordinary Income/Total Asset	16.8%	18.4%	23.6%	27.9%	29.6%
本当期純利益率・Return on Assets =ROA	8.7%	7.3%	14.0%	20.0%	21.5%

	2003.9	2004.9	2005.9
当たり当期純利益・EPS	41.55	74.73	87.47
資本当期純利益率・ROE	8.8%	14.0%	13.4%
本経常利益率・Ordinary Income/Total Asset	11.3%	15.3%	14.6%
本当期純利益率・Return on Assets =ROA	7.0%	10.8%	10.5%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
当たり当期純利益・EPS	21.26	20.28	23.42	22.82	37.28	37.44	36.20	33.79	45.75	41.72	46.20	40.52
資本当期純利益率・ROE	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.7%
本経常利益率・Ordinary Income/Total Asset	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.8%
本当期純利益率・Return on Assets =ROA	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	5.0%

	2004.4-12	2005.4-12
当たり当期純利益・EPS	110.93	133.64
資本当期純利益率・ROE	20.5%	22.0%
本経常利益率・Ordinary Income/Total Asset	22.3%	23.0%
本当期純利益率・Return on Assets =ROA	15.8%	16.7%

利益状況・Profits (百万円・¥Million)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥／US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2002.3	2003.3	2004.3	2005.3	2006.3E
利益・Operating Profit	43,897	52,982	68,166	84,920	100,500
利益・Ordinary Income	45,774	50,874	66,554	89,525	106,000
純利益・Net Income	23,740	20,037	39,548	64,135	77,000
為替レート・Exchange rate(¥／US$)	125.89	121.20	112.76	107.60	113.93
の平均為替レート・Exchange rate(¥/EURO)	110.98	121.48	132.65	135.73	136.10

	2003.9	2004.9	2005.9
利益・Operating Profit	30,936	44,128	49,795
利益・Ordinary Income	30,395	46,771	54,439
純利益・Net Income	18,924	32,894	38,985
為替レート・Exchange rate(¥／US$)	117.73	110.32	110.36
の平均為替レート・Exchange rate(¥/EURO)	134.03	133.67	135.74

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
利益・Operating Profit	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,138	25,055	24,740	27,257	23,448
利益・Ordinary Income	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,440	27,465	26,974	27,162	24,399
純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596	20,120	17,895
為替レート・Exchange rate(¥／US$)	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.25	108.36	112.35	117.83	115.00
の平均為替レート・Exchange rate(¥/EURO)	136.94	131.11	130.22	132.33	132.47	134.87	137.95	137.62	135.25	136.23	140.14	135.00

	2004.4-12	2005.4-12
利益・Operating Profit	65,781	77,052
利益・Ordinary Income	69,085	81,601
純利益・Net Income	49,017	59,105
為替レート・Exchange rate(¥／US$)	108.39	112.85
の平均為替レート・Exchange rate(¥/EURO)	135.10	137.20

事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2002.3	2003.3	2004.3	2005.3	2006.3E
通信分野	Electro-Optics	43.1%	45.3%	49.8%	53.8%	55.5%
ormation Technology)	Photonics	3.1%	2.2%	1.5%	3.5%	2.8%
ケア分野	Vision Care	39.6%	38.3%	36.2%	30.8%	30.2%
e Care)	Health Care	9.8%	10.9%	10.4%	10.2%	10.4%
他	Crystal	3.7%	2.7%	1.6%	1.2%	0.6%
her Businesses)	Service	0.7%	0.6%	0.5%	0.5%	0.5%

	2003.9	2004.9	2005.9.
Electro-Optics	47.9%	53.8%	54.8%
Photonics	1.7%	3.8%	3.1%
Vision Care	37.3%	30.4%	30.2%
Health Care	10.8%	10.3%	10.6%
Crystal	1.8%	1.2%	0.7%
Service	0.5%	0.5%	0.6%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
Electro-Optics	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	56.5%
Photonics	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.2%
Vision Care	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.3%
Health Care	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	10.4%
Crystal	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	1.1%	0.9%	0.6%	0.5%	0.3%
Service	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.6%	0.6%	0.6%	0.5%	0.3%

	2004.4-12	2005.4-12
Electro-Optics	53.9%	55.2%
Photonics	3.6%	3.0%
Vision Care	30.5%	30.2%
Health Care	10.2%	10.4%
Crystal	1.2%	0.7%
Service	0.5%	0.5%

所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3	2004.3	2005.3	2006.3E
北米・North America	15.7%	14.5%	12.2%	10.0%	9.7%
欧州・Europe	12.3%	13.2%	13.8%	11.0%	11.6%
アジア・Asia	4.2%	4.8%	4.6%	4.1%	6.1%
日本・Japan	67.8%	67.5%	69.4%	74.9%	72.6%

	2003.9	2004.9	2005.9.
北米・North America	13.4%	10.3%	10.1%
欧州・Europe	13.6%	10.4%	11.0%
アジア・Asia	4.7%	3.9%	5.6%
日本・Japan	68.3%	75.4%	73.3%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
北米・North America	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	8.1%
欧州・Europe	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	12.8%
アジア・Asia	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	5.4%
日本・Japan	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	73.7%

	2004.4-12	2005.4-12
北米・North America	10.2%	10.2%
欧州・Europe	10.8%	11.2%
アジア・Asia	3.8%	6.3%
日本・Japan	75.2%	72.3%

第3四半期　事業の種類別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Business Segment



Oct 1～Dec 30, 2005 VS Oct 1～Dec 31, 2004
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは、圏外のため省略.
・Photonics and Service are omitted as they locate outside the map.
Consolidated Basis
エレクトロオプティクス
Electro-Optics
ヘルスケア
Health Care
ビジョンケア
Vision Care
15.0%
20.0%
25.0%
35.0%
40.0%
45.0%
売上高営業利益率・Operating Margin

Oct 1, 2005 - Dec 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.8%	15.7%
Photonics	12.0%	-4.2%
Vision Care	21.9%	9.9%
Health Care	21.0%	14.2%
Crystal	61.2%	-53.4%
Service	11.6%	6.9%
CONSOLIDATED	31.2%	12.2%

Oct 1, 2004 - Dec 31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	37.3%	22.7%
Photonics	6.4%	106.1%
Vision Care	20.1%	-3.5%
Health Care	21.9%	11.4%
Crystal	-13.4%	-8.6%
Service	11.4%	30.9%
CONSOLIDATED	27.8%	13.2%

第3四半期　所在地別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Geographical Segment



Oct 1～Dec 31, 2005 VS Oct 1～Dec 31, 2004
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
日本・Japan
北米・USA
欧州・Europe
前第3四半期は、営業損失及び圏外にあるため省略。・USA shows the position for 2006-3Q only. The 2005-3Q circle is omitted as it recorded loss and locates outside the map.
5.0%
10.0%
15.0%
30.0%
35.0%
40.0%
売上高営業利益率・Operating Margin

Oct 1, 2005 - Dec 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	14.0%	5.5%
北米・North America	6.7%	17.0%
欧州・Europe	15.1%	14.4%
アジア・Asia	34.1%	123.6%
CONSOLIDATED	31.2%	12.2%

Oct 1, 2004 - Dec 31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	17.2%	21.6%
北米・North America	-1.8%	-1.0%
欧州・Europe	20.8%	-11.8%
アジア・Asia	31.8%	1.8%
CONSOLIDATED	27.8%	13.2%

事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移(Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2001.3
2002.3
2003.3
2004.3
2005.3
Electoro-Optics


中間推移(Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2003.9
2004.9
2005.9.
Photonics


四半期毎の推移(Quarter Transition)
Electro-Optics
Health Care
Vision Care
四半期毎の推移(Quarter Transition)
Service
Photonics
Crystal
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
Vision Care
Health Care
Crystal


4月－12月推移
(Apr. to Dec. Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2004.4-12
2005.4-12
Service

		2001.3	2002.3	2003.3	2004.3	2005.3
通信分野	Electro-Optics	30.8%	27.3%	30.8%	33.4%	38.1%
ormation Technology)	Photonics	-13.6%	-6.5%	-10.7%	-1.9%	8.1%
ア分野	Vision Care	12.3%	15.5%	16.0%	17.8%	18.0%
e Care)	Health Care	11.1%	14.3%	19.0%	22.1%	22.7%
他	Crystal	2.9%	0.0%	-0.2%	-11.3%	-11.3%
er Businesses)	Service	3.2%	5.4%	5.3%	8.5%	10.0%

	2003.9	2004.9	2005.9.
Electro-Optics	32.7%	39.7%	40.1%
Photonics	-2.3%	12.9%	7.4%
Vision Care	15.9%	17.3%	18.7%
Health Care	22.6%	24.2%	24.4%
Crystal	-3.8%	1.4%	-21.0%
Service	6.5%	9.7%	10.0%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q
Electro-Optics	32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%
Photonics	-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%
Vision Care	14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%
Health Care	21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%
Crystal	3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%	-38.0%	-11.9%	-35.0%	61.2%
Service	6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%	9.0%	9.0%	11.0%	11.6%

	2004.4-12	2005.4-12
Electro-Optics	38.9%	40.0%
Photonics	10.9%	8.9%
Vision Care	18.3%	19.8%
Health Care	23.5%	23.3%
Crystal	-3.6%	0.9%
Service	10.3%	10.5%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


4月－12月推移
(Apr. to Dec. Transition)

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	15.3%	16.9%	14.9%	14.1%	14.1%
欧州・Europe	15.2%	16.2%	15.8%	14.8%	11.8%
アジアおよびその他・Asia	11.6%	10.7%	13.3%	16.5%	20.1%
日本・Japan	57.9%	56.2%	56.0%	54.6%	54.0%

	2003.9	2004.9	2005.9.
北米・North America	14.6%	14.9%	12.2%
欧州・Europe	14.7%	11.4%	11.5%
アジアおよびその他・Asia	15.4%	19.0%	23.3%
日本・Japan	55.3%	54.7%	53.0%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q
北米・North America	15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%
欧州・Europe	15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%
アジアおよびその他・Asia	15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%
日本・Japan	55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%

	2004.4-12	2005.4-12
北米・North America	14.6%	11.9%
欧州・Europe	11.7%	11.8%
アジアおよびその他・Asia	19.3%	24.6%
日本・Japan	54.4%	51.7%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2002.3	2003.3	2004.3	2005.3	2006.3E
資産・Total Assets	278,067	274,288	289,887	351,482	364,000
主資本・Shareholders' Equity	219,180	224,218	218,978	277,889	278,000
主資本比率・Shareholders' Equity Ratio	78.8%	81.7%	75.5%	79.1%	76.4%

	2003.9	2004.9	2005.9.
Total Assets	265,734	319,944	391,768
Shareholders' Equity	205,213	250,696	305,191
Shareholders' Equity Ratio	77.2%	78.4%	77.9%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3E
Total Assets	290,686	265,734	275,251	289,887	293,699	319,944	329,739	351,482	352,588	391,768	356,966	364,000
Shareholders' Equity	233,082	205,213	209,967	218,978	230,648	250,696	260,157	277,889	286,827	305,191	259,926	278,000
Shareholders' Equity Ratio	80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	76.4%

11. 株主状況・Shareholders



年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2001.3	2002.3	2003.3	2004.3	2005.3
株主数(名)・Number of Shareholders	7,835	6,872	7,459	7,660	7,443
外人持株比率・Ratio of Foreign Shareholders	32.4%	34.2%	38.1%	50.5%	55.6%

	2003.9	2004.9	2005.9.
株主数(名)・Number of Shareholders	7,545	7,169	15,507
外人持株比率・Ratio of Foreign Shareholders	46.8%	54.4%	54.5%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12
株主数(名)・Number of Shareholders	7,456	7,545	7,454	7,660	7,584	7,169	6,813	7,443	7,410	15,507	16,323
外人持株比率・Ratio of Foreign Shareholders	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%

（注1）中間期及び期末以外の6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。

（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する全発行済株式数が直前四半期末に比べ約378万株減少しています。

（注3）2005年9月30日最終の株主に対して、2005年11月15日付で1株につき4株の割合で株式分割を行いました。

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

※1株当たりデータ(配当金を除く)に関しては、2005年11月に行った1対4の株式分割を反映し、遡及修正して表示してあります。・Per share datas (except cash dividend) were retroactively adjusted according to the stock split conduced in Nov. 2005.

	2002.3	2003.3	2004.3	2005.3	2006.3E
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	94.39	85.82	144.11	195.71	235.47
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	174.19
1株当たり配当金・Cash dividends Per Share	50.00	50.00	100.00	150.00	n/a
1株当たり純資産・Shareholders' Equity Per Share	471.55	486.29	491.90	623.59	624.96

	2003.9	2004.9	2005.9.
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	62.77	97.86	113.17
一株当たり当期純利益・EPS	41.55	74.73	87.47
1株当たり配当金・Cash dividends Per Share	50.00	60.00	120.00
1株当たり純資産・Shareholders' Equity Per Share	461.30	563.08	684.60

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	31.34	31.42	34.72	46.83	48.70	49.17	48.25	49.59	57.88	55.30	63.25	59.13
一株当たり当期純利益・EPS	21.26	20.28	23.42	22.82	37.28	37.44	36.20	33.79	45.75	41.72	46.20	40.52
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	505.94	461.30	471.89	491.90	518.14	563.08	584.13	623.59	643.63	684.60	604.09	624.96

	2004.4-12	2005.4-12
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	146.12	176.33
一株当たり当期純利益・EPS	110.93	133.64
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	584.13	604.09

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	2001.3	2002.3	2003.3	2004.3	2005.3
株価収益率・PER	43.73	44.50	41.79	28.92	20.39
株価キャッシュフロー倍率・PCFR	17.55	23.94	20.83	17.60	15.07
株価純資産倍率・PBR	4.86	4.79	3.68	5.16	4.73
期末株価・Stock Price(円・¥)	2,040	2,260	1,787	2,537	2,950

	2003.9	2004.9	2005.9.
株価収益率・PER	52.04	38.64	43.10
株価キャッシュフロー倍率・PCFR	34.44	29.50	33.31
株価純資産倍率・PBR	4.69	5.13	5.51
期末株価・Stock Price(円・¥)	2,162	2,887	3,770

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q
株価収益率・PER	97.24	106.63	105.04	111.20	76.57	77.11	79.89	87.29	69.94	90.36	91.77
株価キャッシュフロー倍率・PCFR	65.95	68.81	70.85	54.17	58.62	58.71	59.94	59.49	55.29	68.17	67.04
株価純資産倍率・PBR	4.09	4.69	5.21	5.16	5.51	5.13	4.95	4.73	4.97	5.51	7.02
期末株価・Stock Price(円・¥)	2,067	2,162	2,460	2,537	2,855	2,887	2,892	2,950	3,200	3,770	4,240

	2004.4-12	2005.4-12
株価収益率・PER	26.07	31.73
株価キャッシュフロー倍率・PCFR	19.79	24.05
株価純資産倍率・PBR	4.95	7.02
期末株価・Stock Price(円・¥)	2,892	4,240

※上記グラフの期末株価は、2005年11月15日効力発生の株式分割(1株につき4株の割合)を反映し、分割前の株価を遡及修正して表示しています。
Stock price shown above has been retroactively revised reflecting the one-to four stock split implemented for the shareholder registered on September 30, 2005 and effective on November 15, 2005.

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640

2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520

2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560

2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740

2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720

2004年3月期 (Year ended March 2004) 最高値 H…3月(Mar.)¥10,650 最安値 L…5月(May.)¥6,690

2005年3月期 (Year ended March 2005) 最高値 H…4月(Apr.)¥12,190 最安値 L…4月(Apr.)¥9,920

2006年3月期(9ヶ月間) (Nine months ended Dec. 2005) 最高値 H…12月(Dec.)¥4,510 (分割後) 最安値 L…4月(Apr.)¥10,380 (分割前) } 実際値

※株価チャートは、2005年11月15日効力発生の株式分割(1株につき4株の割合)を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the one-to-four stock split scheduled on November 15, 2005. Trading Volume shows actual amount regardless of stock split.


出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)
1999年3月期
2000年3月期
2001年3月期
2002年3月期
2003年3月期
2004年3月期
2005年3月期
2006年3月期

15. 設備投資･Capital Expenditure (百万円･¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
当期純利益･Net Income
減価償却費等･Depreciation and other
設備投資額･Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2002.3	2003.3	2004.3	2005.3	2006.3E
減価償却費等･Depreciation and other	20,104	19,792	25,328	22,519	27,000
当期純利益･Net Income	23,740	20,037	39,548	64,135	77,000
キャッシュフロー･Cash Flow Total	43,844	39,829	64,876	86,654	104,000
設備投資額･Capital Expenditure	19,585	15,948	30,659	40,175	50,500

	2003.9	2004.9	2005.9.
減価償却費等･Depreciation and other	9,663	10,180	11,453
当期純利益･Net Income	18,924	32,894	38,985
キャッシュフロー･Cash Flow Total	28,587	43,074	50,438
設備投資額･Capital Expenditure	10,826	16,894	21,788

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
減価償却費等･Depreciation and other	4,645	5,018	5,027	10,638	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,123
当期純利益･Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596	20,120	17,895
キャッシュフロー･Cash Flow Total	14,147	14,147	15,446	20,843	21,150	21,922	21,490	22,089	25,790	24,648	27,543	26,018
設備投資額･Capital Expenditure	6,269	4,557	7,965	11,868	9,790	7,103	14,357	8,923	9,663	12,124	15,077	13,635

	2004.4-12	2005.4-12
減価償却費等･Depreciation and other	15,547	18,877
当期純利益･Net Income	49,017	59,105
キャッシュフロー･Cash Flow Total	64,564	77,982
設備投資額･Capital Expenditure	31,251	36,865

16. 研究開発費･Research and Development Expenses (単位:10億円･Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月－12月推移 (Apr. to Dec. Transition)
研究開発費･R&D Expenses
売上高研究開発費比率･R&D Exp./Net Sales

	2002.3	2003.3	2004.3	2005.3	2006.3E
研究開発費･R&D Expenses	7.3	8.7	9.8	10.9	13.3
売上高研究開発費比率･R&D Exp./Net Sales	3.1%	3.5%	3.6%	3.6%	3.9%

	2003.9	2004.9	2005.9.
研究開発費･R&D Expenses	4.7	5.1	6.5
売上高研究開発費比率･R&D Exp./Net Sales	3.5%	3.3%	3.9%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4QE
研究開発費･R&D Expenses	2.2	2.5	2.6	2.6	2.5	2.6	3.4	2.4	3.0	3.5	3.3	3.5
売上高研究開発費比率･R&D Exp./Net Sales	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.0%

	2004.4-12	2005.4-12
研究開発費･R&D Expenses	8.5	9.8
売上高研究開発費比率･R&D Exp./Net Sales	3.7%	3.9%

17. 手元流動性・Liquidity (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2001.3	2002.3	2003.3	2004.3	2005.3
元資金 ・Cash and Cash Equivalents (consolidated)	51,697	66,321	75,694	80,425	112,874
結手元流動性(月)・Liquidity(Group) / month	2.6	3.4	3.5	3.5	3.8

2003.9	2004.9	2005.9
62,895	94,660	131,304
3.2	3.4	4.4

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12
81,498	62,895	66,125	80,425	77,158	94,660	90,925	112,874	106,998	131,304	74,458
3.7	3.2	2.8	3.1	3.2	3.3	3.6	4.0	4.0	4.2	3.5

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
短期借入金・Short-term Bank Loans
長期借入金・Long-term Bank Loans
コマーシャルペーパー・Commercial Paper
借入金依存度・Debt/Total Assets

	2001.3	2002.3	2003.3	2004.3	2005.3
期借入金・Short-term Bank Loans	4,630	3,378	2,284	486	194
マーシャルペーパー・Commercial Paper	-	-	-	-	-
期借入金・Long-term Bank Loans	424	569	7	0	-
小計・SUB TOTAL	5,054	3,947	2,291	486	194
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	5,054	3,947	2,291	486	194
借入金依存度・Debt/Total Assets	1.9%	1.4%	0.8%	0.2%	0.1%

2003.9	2004.9	2005.9
2,050	149	-
-	-	-
150	-	-
2,200	149	-
-	-	-
2,200	149	-
0.8%	0.0%	0.0%

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12
2,201	2,050	1,297	486	233	149	-	194	199	-	71
-	-	-	-	-	-	-	-	-	-	20,000
150	150	0	0	10	-	-	-	-	-	-
2,351	2,200	1,297	486	243	149	-	194	199	-	20,071
-	-	-	-	-	-	-	-	-	-	-
2,351	2,200	1,297	486	243	149	-	194	199	-	20,071
0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	5.6%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
棚卸資産[期末在高]
・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2001.3	2002.3	2003.3	2004.3	2005.3
棚卸資産[期末在高] ・Inventories [end of period]	36,506	35,595	32,360	32,877	36,165
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	3.2	3.1	2.8	2.7

	2003.9	2004.9	2005.9.
棚卸資産[期末在高] ・Inventories [end of period]	33,360	35,307	38,670
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.8	2.6	2.7

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12
棚卸資産[期末在高] ・Inventories [end of period]	34,437	33,360	33,804	32,877	34,207	35,307	36,869	36,165	37,507	38,670	41,700
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.9	2.8	2.8	2.7	2.6	2.6	2.8	2.7	2.8	2.6	3.0

20. 人員・Number of Employees


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	1,575	1,516	1,445	1,323	1,316
欧州・Europe	2,000	2,102	2,082	1,821	1,809
アジア・Asia	5,838	6,411	7,346	11,925	15,102
日本・Japan	3,553	3,282	3,150	3,023	3,007
総従業員数 ・Number of Total Employees	12,966	13,311	14,023	18,092	21,234

	2003.9	2004.9	2005.9.
北米・North America	1,365	1,276	1,293
欧州・Europe	1,851	1,800	1,957
アジア・Asia	8,555	13,775	16,580
日本・Japan	3,142	3,021	2,954
総従業員数 ・Number of Total Employees	14,913	19,872	22,784

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12
北米・North America	1,434	1,365	1,328	1,323	1,262	1,276	1,301	1,316	1,309	1,293	1,300
欧州・Europe	2,050	1,851	1,801	1,821	1,837	1,800	1,785	1,809	1,891	1,957	1,996
アジア・Asia	7,759	8,555	9,333	11,925	12,783	13,775	14,649	15,102	15,671	16,580	17,875
日本・Japan	3,077	3,142	3,127	3,023	3,032	3,021	2,997	3,007	3,019	2,954	2,881
総従業員数 ・Number of Total Employees	14,320	14,913	15,589	18,092	18,914	19,872	20,732	21,234	21,890	22,784	24,052

21. 9ヶ月 事業の種類別セグメント情報[成長性と収益性]・9 months Sales Growth and Profitability by Business Segment


Apr.1, 2005～Dec.31, 2005 VS Apr.1, 2004～Dec.31, 2004
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics, Crystal and Service are omitted.
Consolidated
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
45.0%
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2005 - Dec.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.0%	12.4%
Photonics	8.9%	-9.6%
Vision Care	19.8%	8.7%
Health Care	23.3%	12.5%
Crystal	0.9%	-40.8%
Service	10.5%	16.5%
CONSOLIDATED	30.3%	9.9%

Apr.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.9%	27.9%
Photonics	10.9%	139.9%
Vision Care	18.3%	-4.5%
Health Care	23.5%	11.4%
Crystal	-3.6%	-16.9%
Service	10.3%	24.0%
CONSOLIDATED	28.4%	15.4%

22. 9ヶ月 所在地別セグメント情報[成長性と収益性]・9 months Sales Growth and Profitability by Geographical Segment


Apr.1, 2005～Dec.31, 2005 VS Apr.1, 2004～Dec.31, 2004
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
日本・Japan
北米・North America
欧州・Europe
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2005 - Dec.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	15.5%	5.6%
北米・North America	4.6%	10.1%
欧州・Europe	16.1%	14.4%
アジア・Asia	34.1%	79.6%
CONSOLIDATED	30.3%	9.9%

Apr.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.2%	26.2%
北米・North America	1.0%	-7.5%
欧州・Europe	17.8%	-11.5%
アジア・Asia	31.5%	-1.8%
CONSOLIDATED	28.4%	15.4%

23. 「参考」グループ連結経営(2005.12.31.現在) / HOYA's Global Group Management (As of Dec. 31, 2005)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA(株)エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA(株)ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA(株)メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA(株)クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス(株)(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD ★	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD★		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. HOYA LENS OF NEW ORLEANS, INC. VISION MEMBRANE TECHNOLOGIES, INC. ★ EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH ☆		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2006年3月期第1四半期に設立/ Established in 2006-1Q
★:2006年3月期第3四半期に設立/ Established in 2006-3Q

File No:82-34801

January 20, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Announcement of Cancellation of Treasury Stock
(Pursuant to Article 212 of the Commercial Code of Japan)

This is to inform you that in a meeting of the Board of Directors held on January 20, 2006, HOYA CORPORATION "the Company" decided to cancel the Treasury Stock in accordance with Article 212 of the Commercial Code of Japan.

1. Purpose of the cancellation	The Company will cancel treasury stock in order to improve capital efficiency as well as to enhance returns to shareholders by decreasing issued and outstanding shares.
2. Class of shares to be cancelled	Common stock
3. Number of shares to be cancelled	14,379,000 shares (3.2% of total issued and outstanding shares)
4. Scheduled date of cancellation	February 1, 2006

(Notes)

1) The number of treasury stock after the cancellation will be 4,673,607 shares.

2) The number of total issued and outstanding shares after the cancellation will be 435,017,020 shares.

File No:82-34801

HOYA

平成18年1月20日

平成１８年３月期
第３四半期（９ヶ月間累計）連結決算概況

自　平成17年4月1日
至 平成17年12月31日

第３四半期（９ヶ月間累計）財務・業績の概況（連結） ……………… 1
添付資料
（１）経営成績、財政状態及びキャッシュ・フローの状況
　１．当期（９ヶ月間）の経営成績 …………………………………… 2
　２．当期（９ヶ月）の財政状態 ……………………………………… 6
　３．当期（９ヶ月間）のキャッシュ・フローの状況 ……………… 6
　４．通期（平成 18 年 3 月期）の連結業績予想 …………………… 7
（２）連結財務諸表等
　１．連結貸借対照表 …………………………………………………… 8
　２．連結損益計算書 …………………………………………………… 9
　　［株式の分割に係る注記］［自己株式の取得に係る注記］ … １０
　３．連結剰余金計算書 ………………………………………………… １１
　４．連結キャッシュ・フロー計算書 ………………………………… １２
　５．連結財務諸表作成のための基本となる重要な事項 ………… １３
　　［連結ｷｬｯｼｭ･ﾌﾛｰ計算書に係る注記］ ………………………… １４
　　［有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記］ …………………… １５
　　［税効果会計に係る注記］ ………………………………………… １６
　　［退職給付に係る注記］［固定資産の減損に係る注記］ …… １７
（３）セグメント情報
　１．事業の種類別ｾｸﾞﾒﾝﾄ情報 ………………………………………… １８
　２．所在地別ｾｸﾞﾒﾝﾄ情報 ……………………………………………… ２０
　３．海外売上高 ………………………………………………………… ２１
（４）販売の状況（連結部門別売上高明細表）……………………… ２２

HOYA株式会社

本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている予想数字あるいは将来に関する記述の部分は、資料作成時点の当社の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

HOYA

平成18年3月期 第3四半期（9ヶ月間累計）財務・業績の概況（連結）

平成18年1月20日

上場会社名　HOYA株式会社　（コード番号：7741 東証第1部）
（URL：http://www.hoya.co.jp）
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL (03) 3952−1160

1．四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用の有無　：　無

② 最近連結会計年度からの会計処理の方法の変更の有無　：　無

③ 連結及び持分法の適用範囲の異動の有無　：　有

前年同期（17年3月期9ヶ月間）比：　連結（新規）6社、（除外）－社、持分法（新規）－社、（除外）－社

2．平成18年3月期第3四半期（9ヶ月間累計）財務・業績の概況（平成17年4月1日～平成17年12月31日）

［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
18年3月期9ヶ月間	254,024（ 9.9）	77,052（ 17.1）	81,601（ 18.1）
17年3月期9ヶ月間	231,234（ 15.4）	65,781（ 35.3）	69,085（ 45.5）
（参考）17年3月期	308,172（ 13.5）	84,920（ 24.6）	89,525（ 34.5）

	当期純利益	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益
18年3月期9ヶ月間	59,105（ 20.6）	133円64銭	133円24銭
17年3月期9ヶ月間	49,017（ 67.0）	443円74銭	442円68銭
（参考）17年3月期	64,135（ 62.2）	578円84銭	577円52銭

（注）売上高、営業利益等における（ ）内は、対前年同期比増減率（％）。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
18年3月期9ヶ月間	356,966	259,926	72.8%	604円09銭
17年3月期9ヶ月間	329,739	260,157	78.9%	2,336円53銭
（参考）17年3月期	351,482	277,889	79.1%	2,494円37銭

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
18年3月期9ヶ月間	64,585	△40,116	△66,482	74,458
17年3月期9ヶ月間	48,215	△28,476	△12,176	90,925
（参考）17年3月期	76,000	△35,524	△11,692	112,874

3．平成18年3月期 通期の連結業績予想（平成17年4月1日～平成18年3月31日）　［単位：百万円］

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
18年3月期	339,000	100,500	106,000	77,000	174円19銭
17年3月期	308,172	84,920	89,525	64,135	578円84銭

※1．平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、上記の1株当たり情報（当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり株主資本）は、当該株式分割が当期においては当期首に行なわれたものとして算出しております。また前年同期及び前期の実績につきましては遡及修正を行なっておりません。

※2．本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている予想数字あるいは将来に関する記述の部分は、資料作成時点の当社の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

（1）経営成績、財政状態及びキャッシュ・フローの状況

1．当期（9ヶ月間）の経営成績

①全般の状況

・売上高	:	2,540 億 2千4百万円	（前年同期比、	9.9 %増）
・営業利益	:	770 億 5千2百万円	（ 同、	17.1 %増）
・経常利益	:	816 億 1百万円	（ 同、	18.1 %増）
・当期純利益	:	591 億 5百万円	（ 同、	20.6 %増）
・1株当たり当期純利益	:	133.64 円		

・当期（9ヶ月間）は、景気のけん引役であったデジタル家電関連製品の在庫調整が進み、新製品を中心に生産回復の兆しが見えてまいりました。政府も「景気の踊り場状況の脱却」を表明し基調判断を上方修正するなど、企業の設備投資の計画も上向きで、雇用の改善を受けて個人消費にも明るさが戻ってまいりました。

・為替の状況は、当期（9ヶ月間）の平均は、前年同期と比べてUSドルは4.1%、ユーロは1.6%、タイバーツは3.4%のそれぞれ円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品を中心に需要が好調に推移しました。ビジョンケア部門では、メガネレンズの国内市場、海外市場ともに堅調な伸びを示し、ヘルスケア部門では高機能製品が好調に推移しました。その結果、当期（9ヶ月間）の連結売上高は2,540億2千4百万円と、前年同期に比べて9.9%の増収となりました。


9ヶ月間の売上高推移と平均為替レート
(百万円)
(円/USドル・ユーロ)
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
176,224
175,446
184,640
200,386
231,234
254,024
108.66
123.36
121.94
114.64
108.39
112.85
98.00
109.42
119.16
132.76
135.10
137.20
H12/12月
H13/12月
H14/12月
H15/12月
H16/12月
H17/12月
9ヶ月間売上高
9ヶ月平均為替レート（USドル）
9ヶ月平均為替レート（ユーロ）


9ヶ月間の部門別売上高構成比推移
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12
サービス
クリスタル
ヘルスケア
ビジョンケア
ホトニクス
エレクトロオプティクス

・当期（9ヶ月間）は、エレクトロオプティクス部門で高精度の製品の受注が拡大し、主力の工場はフル生産を続け、増益となりました。アイケア分野では、メガネレンズは国内・海外ともに新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ、軟性眼内レンズ等の高機能製品が引き続き好調に推移し増益となりました。その結果、グループ全体で前年同期に比べ、営業利益は17.1%、経常利益は18.1%、当期純利益は20.6%のそれぞれ増益となりました。売上高と併せて、いずれも9ヶ月間の累計値では過去最高を更新しました。

・１株当たり当期純利益は133円64銭となりました。なお当社では、平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。詳細は、後述の注記をご参照ください。


９ヶ月間の利益状況推移
（百万円）
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
33,961
35,808
21,496
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
65,781
69,085
49,017
77,052
81,601
59,105
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12
営業利益
経常利益
当期純利益

③部門別の状況

（１）情報・通信分野　　　当9ヶ月間　：1,477 億 6千3百万円　（前年同期比、 11.0 %増）

○エレクトロオプティクス　当9ヶ月間　：1,401 億 9千4百万円　（前年同期比、 12.4 %増）



ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ部門の9ヶ月間の売上高推移
（百万円）
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
84,034
76,293
83,382
97,526
124,726
140,194
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12

・ 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べ売上は増加しました。

・ 半導体製造用のフォトマスクは、65nm（ﾅﾉﾒｰﾄﾙ）クラス等の最先端品の受注は好調でしたが、売上は前年同期とほぼ同レベルとなりました。液晶用大型マスクは、パネルメーカー各社における活発な新ラインの立ち上げおよび新機種開発により、最先端大型マスク需要が好調で、前年同期に比べて売上は増加しました。

・ ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、ノートパソコンの販売が堅調であるため、携帯音楽プレイヤー向け等の新アプリケーションは期の半ばから減速しましたものの、前年同期に比べて売上は増加しました。

・ 光学レンズは、デジタルカメラ等の市場は徐々に回復してまいりましたものの、大きな伸びは見られませんでした。当社ではカメラ付き携帯電話向け等、新しい用途向けの出荷を開始し、また製品の高付加価値化戦略を推し進め、全体として売上は前年同期に比べて増加しました。

○ホトニクス　　　　　　　当9ヶ月間　：　 75 億 6千8百万円　（前年同期比、 9.6 %減）



（百万円）
ﾎﾄﾆｸｽ部門の9ヶ月間の売上高推移
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,590
5,201
4,324
3,489
8,370
7,568
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12

・ 当部門は各種レーザー機器、電子産業用光源、特殊光学ガラス等を扱っております。前年同期の売上の大幅な増加は、事業再編のためのグループ内における事業の移管によるものであります。

（２）アイケア分野　　当9ヶ月間 ：1,031 億 4千9百万円　（前年同期比、 9.7 %増）

〇ビジョンケア　　当9ヶ月間 ： 766 億 1千2百万円　（前年同期比、 8.7 %増）



(百万円)
ﾋﾞｼﾞｮﾝｹｱ部門の9ヶ月間の売上高推移
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
63,376
68,752
70,261
73,775
70,471
76,612
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12

・メガネレンズの国内市場は、緩やかな回復傾向が継続しており、当社では、低価格帯では依然厳しい価格競争があるものの、新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長し、全体の売上は前年同期に比べ増加しました。

・メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。

・その結果、部門全体で前年同期に比べて売上は増加しました。

〇ヘルスケア　　当9ヶ月間 ： 265 億 3千7百万円　（前年同期比、 12.5 %増）



(百万円)
ﾍﾙｽｹｱ部門の9ヶ月間の売上高推移
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
15,092
17,075
19,959
21,186
23,598
26,537
H12/12
H13/12
H14/12
H15/12
H16/12
H17/12

・コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かした接客サービスの向上により集客の強化をはかり、さらに遠近両用レンズ等の高付加価値商品の販売拡大により、前年同期に比べて売上は増加しました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特に新製品のイエローレンズが好評で、前年同期に比べて売上が増加しました。

（3）その他　　当9ヶ月間：　31億 1千1百万円　（前年同期比、23.5％減）

〇クリスタル　　当9ヶ月間：　16億 8千3百万円　（前年同期比、40.8％減）

・クリスタルは、事業の再構築のために規模を縮小しており、売上は前年同期に比べて減少しました。

〇サービス　　当9ヶ月間：　14億 2千8百万円　（前年同期比、16.5％増）

2．当期（9ヶ月）の財政状態

・総資産	： 3,569億 6千6百万円	（前期末比、	1.6％増）
・株主資本	： 2,599億 2千6百万円	（　同、	6.5％減）
・株主資本比率	： 72.8％	（　同、	6.3ポイント減）

・当期末は、前期末に比べて流動資産が22,636百万円減少しましたが、固定資産が28,369百万円増加しましたので、総資産は5,484百万円増加しました。株主資本は、利益剰余金が35,342百万円増加しましたが、減少要因の自己株式が62,849百万円増加したため、前期末に比べて17,963百万円減少しました。

3．当期（9ヶ月間）のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	： 645億 8千5百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	： △ 401億 1千6百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	： △ 664億 8千2百万円
・現金及び現金同等物期末残高	： 744億 5千8百万円

・税金等調整前当期純利益76,408百万円と減価償却費18,430百万円を主体に、営業キャッシュ・フローは64,585百万円となりました。投資キャッシュ・フローは次期製品対応投資を中心に40,116百万円の支出となりました。フリー・キャッシュ・フローは24,469百万円となりました。自己株式の取得に64,028百万円、配当金の支払いに23,402百万円を支出しましたので、現金及び現金同等物の期末残高は前期末に比べ38,415百万円減少しました。

4. 通期（平成18年3月期）の連結業績予想

期別 項目	当期予想 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	前期比増減率 （または額）
売上高	339,000	308,172	10.0%
営業利益	100,500	84,920	18.3%
経常利益	106,000	89,525	18.4%
当期純利益	77,000	64,135	20.1%
1株当たり当期純利益（円）	174.19	578.84	－

（注）1.　予想1株当たり当期（四半期）純利益は、予想される期中平均株式数で予想当期（四半期）純利益を除して算出しております。

2.　平成17年11月15日付をもって1株につき4株の割合による株式の分割を行ないました。これに伴い、発行済株式総数は337,047,015株増加して449,396,020株となっております。上記の連結業績予想の表の１株当たり当期純利益につきましては、当期の予想は分割後の発行済株式総数を基準に算出しておりますが、前期実績は株式分割前の発行済株式総数の112,349,005株を基準に算出しております。比較のために、当該株式分割が前期首に行なわれたと仮定した場合の前期における1株当たり当期純利益は、以下のとおりであります。

期別 項目	当期予想 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	前期比増減額
1株当たり当期純利益（円）	174.19	144.71	29.48

＜参考：当第４四半期予想＞

期別 項目	当第４四半期予想 自　平成18年1月1日 至　平成18年3月31日	前第４四半期 自　平成17年1月1日 至　平成17年3月31日	前期比増減率 （または額）
売上高	84,976	76,938	10.4%
営業利益	23,448	19,138	22.5%
経常利益	24,399	20,440	19.4%
四半期純利益	17,895	15,118	18.4%
1株当たり四半期純利益（円）	40.52	135.18	－

（注）上記の（注）2．と同様に、１株当たり四半期純利益につきまして、前第4四半期実績を株式分割後の基準に合わせて表示しますと下記のとおりになります：

期別 項目	当第４四半期予想 自　平成18年1月1日 至　平成18年3月31日	前第４四半期 自　平成17年1月1日 至　平成17年3月31日	前期比増減額
1株当たり四半期純利益（円）	40.52	33.79	6.73

［業績予想に関する留意事項］

この資料に掲載されている平成18年3月期通期及び第4四半期の業績予想は、当社及び当社ｸﾞﾙｰﾌﾟが現時点で入手可能な情報から得られた判断に基づいておりますが、ﾘｽｸや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことはお控え下さるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替ﾚｰﾄの変動などが含まれます。

（2）連結財務諸表等

1．連結貸借対照表

（単位：百万円未満切捨）

区分	科目	当期(9ヶ月) 平成17年12月31日現在 金額	構成比(%)	前期 平成17年3月31日現在 金額	構成比(%)	増減 金額	増減率(%)	前年同期 平成16年12月31日現在 金額	構成比(%)
資産の部	流動資産	210,235	58.9	232,871	66.2	△ 22,636	△ 9.7	214,539	65.0
	現金及び預金	74,458		112,874		△ 38,416		90,925	
	受取手形及び売掛金	83,759		73,619		10,140		77,180	
	たな卸資産	41,700		36,165		5,535		36,869	
	繰延税金資産	6,249		6,500		△ 251		5,232	
	その他	5,534		4,947		587		5,775	
	貸倒引当金	△ 1,467		△ 1,235		△ 232		△ 1,443	
	固定資産	146,657	41.1	118,288	33.7	28,369	24.0	114,971	34.9
	有形固定資産	116,385	32.6	95,158	27.1	21,227	22.3	92,954	28.2
	建物及び構築物	28,895		25,114		3,781		23,605	
	機械装置及び運搬具	58,181		45,016		13,165		37,486	
	土地	8,948		8,937		11		9,319	
	その他	20,359		16,090		4,269		22,542	
	無形固定資産	7,266	2.0	5,489	1.6	1,777	32.4	5,242	1.6
	投資その他の資産	23,005	6.4	17,640	5.0	5,365	30.4	16,775	5.1
	投資有価証券	14,813		10,383		4,430		9,443	
	繰延税金資産	3,293		3,097		196		2,719	
	その他	5,203		4,461		742		5,051	
	貸倒引当金	△ 306		△ 301		△ 5		△ 438	
	繰延資産	74	0.0	322	0.1	△ 248	△ 77.0	228	0.1
	資産合計	356,966	100.0	351,482	100.0	5,484	1.6	329,739	100.0
負債、少数株主持分及び資本の部	流動負債	93,834	26.3	70,792	20.1	23,042	32.5	66,600	20.2
	支払手形及び買掛金	28,174		24,452		3,722		28,634	
	短期借入金	－		194		△ 194		－	
	コマーシャル・ペーパー	20,000		－		20,000		－	
	未払法人税等	10,256		10,022		234		8,143	
	賞与引当金	2,085		3,917		△ 1,832		1,996	
	その他	33,317		32,204		1,113		27,825	
	固定負債	2,250	0.6	1,970	0.6	280	14.2	2,127	0.6
	特別修繕引当金	757		542		215		－	
	その他	1,493		1,427		66		2,127	
	負債合計	96,085	26.9	72,762	20.7	23,323	32.1	68,727	20.8
	少数株主持分	954	0.3	830	0.2	124	14.9	855	0.3
	資本金	6,264	1.8	6,264	1.8	－	－	6,264	1.9
	資本剰余金	15,898	4.5	15,898	4.5	－	－	15,898	4.8
	利益剰余金	303,597	85.0	268,255	76.3	35,342	13.2	253,154	76.8
	その他有価証券評価差額金	82	0.0	37	0.0	45	121.6	41	0.0
	為替換算調整勘定	4,812	1.3	△ 4,687	△ 1.3	9,499	－	△ 7,012	△ 2.1
	自己株式	△ 70,727	△ 19.8	△ 7,878	△ 2.2	△ 62,849	797.8	△ 8,189	△ 2.5
	資本合計	259,926	72.8	277,889	79.1	△ 17,963	△ 6.5	260,157	78.9
	負債、少数株主持分及び資本合計	356,966	100.0	351,482	100.0	5,484	1.6	329,739	100.0

（注）

	当期（9ヶ月）	前期	前年同期
1．有形固定資産の減価償却累計額	176,548 百万円	166,344 百万円	162,795 百万円
2．保証債務	2,209 百万円	1,369 百万円	1,230 百万円
3．自己株式数	19,123,407 株	967,762 株	1,006,092 株

2. 連結損益計算書

（単位：百万円未満切捨）

科目	当期（9ヶ月間） 自 平成17年4月 1日 至 平成17年12月31日		前年同期 自 平成16年4月 1日 至 平成16年12月31日		増減		前期 自 平成16年4月 1日 至 平成17年3月31日	
	金額	百分比 (%)	金額	百分比 (%)	増減額	増減率 (%)	金額	百分比 (%)
売上高	254,024	100.0	231,234	100.0	22,790	9.9	308,172	100.0
売上原価	125,193	49.3	117,331	50.7	7,862	6.7	158,023	51.3
売上総利益	128,830	50.7	113,903	49.3	14,927	13.1	150,148	48.7
販売費及び一般管理費	51,777	20.4	48,122	20.9	3,655	7.6	65,228	21.1
営業利益	77,052	30.3	65,781	28.4	11,271	17.1	84,920	27.6
営業外収益	6,050	2.4	4,924	2.2	1,126	22.9	6,623	2.2
受取利息	1,456		693		763		1,013	
為替差益	1,478		102		1,376		875	
持分法による投資利益	1,886		3,304		△ 1,418		3,707	
その他	1,229		823		406		1,026	
営業外費用	1,501	0.6	1,620	0.7	△ 119	△ 7.3	2,017	0.7
支払利息	101		85		16		86	
売上割引	512		383		129		552	
その他	887		1,150		△ 263		1,378	
経常利益	81,601	32.1	69,085	29.9	12,516	18.1	89,525	29.1
特別利益	1,803	0.7	449	0.2	1,354	301.6	719	0.2
固定資産売却益	57		129		△ 72		194	
その他	1,746		319		1,427		524	
特別損失	6,996	2.8	3,365	1.5	3,631	107.9	6,779	2.2
環境整備費	3,585		1,187		2,398		1,980	
退職加算金	1,526		765		761		842	
減損損失	447		83		364		859	
固定資産処分損	394		672		△ 278		948	
工場閉鎖損失	—		—		—		1,263	
その他	1,043		656		387		885	
税金等調整前当期純利益	76,408	30.1	66,169	28.6	10,239	15.5	83,466	27.1
法人税、住民税及び事業税	16,937	6.7	14,870	6.4	2,067	13.9	18,690	6.1
法人税等調整額	266	0.1	2,150	0.9	△ 1,884	△ 87.6	531	0.2
少数株主利益	98	0.0	130	0.1	△ 32	△ 24.6	108	0.0
当期純利益	59,105	23.3	49,017	21.2	10,088	20.6	64,135	20.8
1株当たり当期純利益	133.64 円		443.74 円		△ 310.10 円		578.84 円	

（注）

1. 1株当たり当期純利益の大幅な減少は、当期中に株式分割を実施し発行済株式総数が大幅に増加したことによるものです。詳細につきましては、次頁の注をご参照ください。

2. 在外連結子会社の売上高の換算に関する事項

(1)当期の売上高・損益を、前年同期の為替レートで換算した場合の金額とその差額

科目	当期レートで換算	前年同期レートで換算	差額
売上高	254,024 百万円	251,414 百万円	2,610 百万円
営業利益	77,052 百万円	75,673 百万円	1,379 百万円
経常利益	81,601 百万円	80,247 百万円	1,354 百万円
当期純利益	59,105 百万円	57,862 百万円	1,243 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当期平均為替レート	前年同期為替レート	変動率	前期平均為替レート
ＵＳドル	ＵＳ＄	112.85 円	108.39 円	-4.1% (円安)	107.60 円
ユーロ	ＥＵＲＯ	137.20 円	135.10 円	-1.6% (円安)	135.73 円
タイ・バーツ	ＢＡＨＴ	2.75 円	2.66 円	-3.4% (円安)	2.68 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

3. 重要な後発事象

該当する事項はありません。

［株式の分割に係る注記］

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

１．株式分割前の当社発行済株式総数　　112,349,005株

２．今回の分割により増加した株式数　　337,047,015株

３．株式分割後の当社発行済株式総数　　449,396,020株

なお、当期の１株当たり情報は、当該株式分割が当期首に行なわれたものとして算出しております。また、本資料中の財務諸表における前年同期および前期の１株当たり情報は遡及修正を行なっておりませんが、参考として、当該株式分割が、前期首において行なわれたと仮定した場合の前年同期および前期の１株当たり情報は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科　目	当期（9ケ月間） 自 平成17年4月 1日 至 平成17年12月31日	前年同期 自 平成16年4月 1日 至 平成16年12月31日	増　減	前　期 自 平成16年4月 1日 至 平成17年3月31日
１株当たり株主資本	604.09円	584.13円	19.96円	623.59円
１株当たり当期純利益	133.64円	110.93円	22.71円	144.71円
潜在株式調整後 １株当たり当期純利益	133.24円	110.67円	22.57円	144.38円

［自己株式の取得に係る注記］

平成17年10月20日開催の取締役会の決議により、商法第211条の3第1項第2号の規定に基づく自己株式の取得を実施いたしました。詳細は以下のとおりです：

１．取得期間　　平成17年11月15日から平成17年12月1日まで（約定ベース）

２．取得株式数　　15,686,800株

３．取得総額　　63,999,973,000円

４．取得方法　　東京証券取引所における市場買付

（ご参考）平成17年10月20日開催の当社取締役会における決議の内容
取得する株式の種類　　当社普通株式
取得する株式の総数　　1,600万株（上限）（※株式分割実施後の株数）
株式の取得価額の総額　　640億円（上限）
取得期間　　平成17年10月21日から平成17年12月20日まで

3．連結剰余金計算書

（単位：百万円未満切捨）

	科目	当期(9ヶ月間) 自平成17年4月1日 至平成17年12月31日	前年同期 自平成16年4月1日 至平成16年12月31日	増減	前期 自平成16年4月1日 至平成17年3月31日
資本剰余金の部	Ⅰ．資本剰余金期首残高	15,898	15,898	－	15,898
	Ⅱ．資本剰余金増加高	－	－	－	－
	Ⅲ．資本剰余金減少高	－	－	－	－
	Ⅳ．資本剰余金期末残高	15,898	15,898	－	15,898
利益剰余金の部	Ⅰ．利益剰余金期首残高	268,255	247,175	21,080	247,175
	Ⅱ．利益剰余金増加高	59,105	49,017	10,088	64,135
	当期純利益	59,105	49,017	10,088	64,135
	Ⅲ．利益剰余金減少高	23,763	43,039	△ 19,276	43,056
	1．配当金	23,398	12,241	11,157	12,241
	2．取締役賞与	65	63	2	62
	3．自己株式消却額	－	30,702	△ 30,702	30,702
	4．自己株式処分差損	300	32	268	49
	Ⅳ．利益剰余金期末残高	303,597	253,154	50,443	268,255

4. 連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当期(9ケ月間) 自平成17年4月1日 至平成17年12月31日 金額	前年同期 自平成16年4月1日 至平成16年12月31日 金額	増減 金額	前期 自平成16年4月1日 至平成17年3月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前当期純利益	76,408	66,169	10,239	83,466
減価償却費	18,430	15,464	2,966	21,660
減損損失	447	83	364	859
貸倒引当金の増加額又は減少額（△）	209	△ 5	214	△ 344
賞与引当金の増加額又は減少額（△）	△ 1,842	△ 1,725	△ 117	194
特別修繕引当金の増加額	214	204	10	184
受取利息及び受取配当金	△ 1,461	△ 701	△ 760	△ 1,022
支払利息	101	85	16	86
為替差損又は為替差益（△）	△ 671	△ 85	△ 586	△ 233
持分法による投資利益	△ 1,886	△ 3,304	1,418	△ 3,707
固定資産売却益	△ 57	△ 129	72	△ 194
固定資産処分損	394	672	△ 278	948
取締役賞与の支払額	△ 65	△ 63	△ 2	△ 63
その他	△ 2,161	338	△ 2,499	553
売上債権の増加額	△ 9,457	△ 9,136	△ 321	△ 5,393
たな卸資産の増加額	△ 3,762	△ 3,588	△ 174	△ 2,525
その他流動資産の減少額又は増加額（△）	△ 1,617	1,589	△ 3,206	2,427
仕入債務の増加額又は減少額（△）	3,993	2,722	1,271	△ 1,629
未払消費税等の増加額又は減少額（△）	916	△ 426	1,342	△ 706
その他流動負債の増加額	1,971	761	1,210	3,848
小計	80,103	68,926	11,177	98,409
利息及び配当金の受取額	1,526	680	846	958
利息の支払額	△ 70	△ 98	28	△ 109
法人税等の支払額	△ 16,973	△ 21,292	4,319	△ 23,257
営業活動によるキャッシュ・フロー	64,585	48,215	16,370	76,000
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 37,131	△ 26,429	△ 10,702	△ 33,393
有形固定資産の売却による収入	221	171	50	540
投資有価証券の取得による支出	△ 1,532	△ 10	△ 1,522	△ 10
貸付による支出	△ 2	△ 96	94	△ 96
貸付金の回収による収入	93	164	△ 71	211
その他投資に関する支出	△ 3,247	△ 2,522	△ 725	△ 3,096
その他投資に関する収入	1,483	245	1,238	321
投資活動によるキャッシュ・フロー	△ 40,116	△ 28,476	△ 11,640	△ 35,524
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	19,792	△ 348	20,140	△ 157
長期借入金の返済による支出	－	△ 161	161	△ 161
自己株式の取得による支出	△ 64,028	△ 32	△ 63,996	△ 38
自己株式の売却による収入	1,156	613	543	911
親会社による配当金の支払額	△ 23,402	△ 12,245	△ 11,157	△ 12,245
少数株主への配当金の支払額	△ 1	△ 0	△ 1	△ 0
財務活動によるキャッシュ・フロー	△ 66,482	△ 12,176	△ 54,306	△ 11,692
Ⅳ 現金及び現金同等物に係る換算差額	3,597	2,936	661	3,665
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	△ 38,415	10,499	△ 48,914	32,449
Ⅵ 現金及び現金同等物期首残高	112,874	80,425	32,449	80,425
Ⅶ 現金及び現金同等物期末残高	74,458	90,925	△ 16,467	112,874

（注）連結ｷｬｯｼｭ･ﾌﾛｰ計算書の△は、現金及び現金同等物の流出を示しております。

5．連結財務諸表作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６３社
主要会社名　（海外）HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
（国内）HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　６社（うち、持分法適用会社数　１社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前年同期末（平成16年12月末）との比較＝６社増加
・新規設立により６社増加
・ HOYA LENS OF NEW ORLEANS, INC.（米国）
・ HOYA MEDICAL EUROPE GMBH.（ドイツ）
・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
・ HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
・ VISION MEMBRANE TECHNOLOGIES, INC.（米国）
・ その他１社（海外）

b.前期末（平成17年3月末）との比較＝５社増加
・新規設立により５社増加
・ HOYA MEDICAL EUROPE GMBH.（ドイツ）
・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
・ HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
・ VISION MEMBRANE TECHNOLOGIES, INC.（米国）
・ その他１社（海外）

ロ．持分法適用会社　：
a.前年同期末（平成16年12月末）との比較
・該当事項はありません。

b.前期末（平成17年3月末）との比較
・該当事項はありません。

	当期（９ヶ月） 平成17年12月31日現在	前年同期 平成16年12月31日現在	増　減	前 期 末 平成17年3月31日現在
連結子会社数	63 （国内6、海外57）	57 （国内6、海外51）	+6 （国内-、海外+6）	58 （国内6、海外52）
非連結子会社数	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）
関連会社数	6 （国内5、海外1）	5 （国内5、海外-）	+1 （国内-、海外+1）	5 （国内5、海外-）
（うち持分法適用会社数）	(1) （国内1、海外-）	(1) （国内1、海外-）	(-) （国内-、海外-）	(1) （国内1、海外-）
合　計 （うち持分法適用会社数）	69社 (1社)	62社 (1社)	+7社 (-)	63社 (1社)

②会計方針の変更　：　該当事項はありません。

[連結キャッシュ・フロー計算書に係る注記]

（単位：百万円未満切捨）

１．現金及び現金同等物の当期（9ヶ月）末残高と連結貸借対照表に記載されている科目の金額

	当期（9ヶ月） 平成17年 12月31日現在	前年同期 平成16年 12月31日現在	前　期 平成17年 3月31日現在
現金及び預金勘定	74,458	90,925	112,874
現金及び現金同等物	74,458	90,925	112,874

２．重要な非資金取引の内容

当期（9ヶ月）（自　平成17年4月1日　至　平成17年12月31日）

該当事項はありません。

前年同期（自　平成16年4月1日　至　平成16年12月31日）

自己株式の消却　　30,702 百万円

（平成16年6月1日付、3,775,400株）

前　期（自　平成16年4月1日　至　平成17年3月31日）

自己株式の消却　　30,702 百万円

（平成16年6月1日付、3,775,400株）

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当期（9ヶ月）（平成17年12月31日現在）			前　期（平成17年3月31日現在）			前年同期（平成16年12月31日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額
①国債・地方債等	－	－	－	－	－	－	－	－	－
②社　　債	－	－	－	－	－	－	－	－	－
③そ　の　他	－	－	－	－	－	－	－	－	－
計	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額
①株　　式	1,692	1,870	177	159	308	148	159	290	131
②債　　券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社　　債	－	－	－	－	－	－	－	－	－
そ　の　他	－	－	－	－	－	－	－	－	－
③そ　の　他	－	－	－	－	－	－	－	－	－
計	1,692	1,870	177	159	308	148	159	290	131

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当期（9ヶ月）（平成17年12月31日現在）	前　期（平成17年3月31日現在）	前年同期（平成16年12月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①国債・地方債等	－	－	－
②社　　債	－	－	－
③そ　の　他	－	－	－
計	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,650	9,486	8,881
計	11,650	9,486	8,881
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	1,016	274	271
②その他	276	314	－
計	1,292	588	271

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

(1) 流動の部	当期（9ヶ月） 平成17年 12月31日現在	前　期 平成17年 3月31日現在	前年同期 平成16年 12月31日現在
繰延税金資産			
たな卸資産未実現利益	2,049	2,166	1,952
環境整備費否認額	1,414	323	－
賞与引当金否認額	801	1,529	778
未払事業税否認額	418	691	391
減価償却損金算入限度超過額	－	285	595
その他	1,564	1,505	1,513
繰延税金資産　小計	6,249	6,500	5,232
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,938	1,876	1,927
減損損失否認額	877	861	858
貸倒引当金損金算入限度超過額	109	117	153
工場閉鎖損失	－	510	－
その他	1,275	681	727
繰延税金資産　合計	4,201	4,047	3,666
繰延税金負債			
固定資産圧縮積立金	△ 415	△ 434	△ 445
特別償却準備金	△ 293	△ 313	△ 308
その他有価証券評価差額金	△ 33	△ 35	△ 27
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 907	△ 949	△ 947
繰延税金資産の純額	3,293	3,097	2,719

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当期（9ヶ月間） 自平成17年4月1日 至平成17年12月31日	前年同期 自平成16年4月1日 至平成16年12月31日	前　期 自平成16年4月1日 至平成17年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 17.4	△ 13.0	△ 13.8
交際費等永久に損金に算入されない項目	0.3	0.3	0.4
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 2.3	△ 3.2	△ 2.6
受取配当金等連結消去に伴う影響額	2.3	3.2	0.8
持分法による投資利益	△ 1.0	△ 2.0	△ 1.8
試験研究費等の特別税額控除	△ 0.5	△ 0.7	△ 0.8
その他	0.6	0.6	0.3
税効果会計適用後の法人税等の負担率	22.5	25.7	23.0

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、前期の平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当期（9ヶ月間） 自平成17年4月1日 至平成17年12月31日	前年同期 自平成16年4月1日 至平成16年12月31日	前　期 自平成16年4月1日 至平成17年3月31日
退職加算金	1,526	765	842
退職給付費用	1,526	765	842

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当期（9ヶ月間） 自平成17年4月1日 至平成17年12月31日	前年同期 自平成16年4月1日 至平成16年12月31日	前　期 自平成16年4月1日 至平成17年3月31日
機械装置他	447	83	92
計	447	83	92

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	ホトニクス製造設備等	土地・建物、機械装置等

HOYA CANDEO OPTRONICS㈱の前橋工場は、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当期（9ヶ月間） 自平成17年4月1日 至平成17年12月31日	前年同期 自平成16年4月1日 至平成16年12月31日	前　期 自平成16年4月1日 至平成17年3月31日
土地	－	－	449
建物他	－	－	317
計	－	－	766

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

HＯＹＡグループ（9ケ月連結）

（３）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別	当期（9ケ月間）：自 平成17年4月1日　至 平成17年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	140,194	7,568	76,612	26,537	1,683	1,428	254,024	―	254,024
(2)セグメント間の内部売上高又は振替高	677	199	1	△ 0	27	3,388	4,295	(4,295)	―
計	140,871	7,768	76,614	26,536	1,711	4,817	258,319	(4,295)	254,024
営業費用	84,555	7,076	61,441	20,358	1,695	4,310	179,438	(2,466)	176,971
営業利益	56,316	692	15,172	6,178	15	506	78,880	(1,828)	77,052
営業利益率　（％）	40.0%	8.9%	19.8%	23.3%	0.9%	10.5%	30.5%	―	30.3%
２．資産、減価償却費及び資本的支出等									
資産	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
減価償却費	13,035	74	4,638	601	0	40	18,391	39	18,430
減損損失	―	―	―	―	447	―	447	―	447
資本的支出	28,878	139	5,943	1,433	421	22	36,838	27	36,865
研究開発費	6,415	781	1,870	702	20	―	9,790	―	9,790
従業員数（名）	15,949	188	6,847	713	93	212	24,002	50	24,052

期別	前年同期：自 平成16年4月1日　至 平成16年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	124,726	8,370	70,471	23,598	2,841	1,226	231,234	―	231,234
(2)セグメント間の内部売上高又は振替高	467	166	16	0	43	3,812	4,506	(4,506)	―
計	125,193	8,536	70,487	23,598	2,884	5,039	235,741	(4,506)	231,234
営業費用	76,474	7,608	57,624	18,065	2,987	4,521	167,280	(1,827)	165,453
営業利益又は営業損失(△)	48,719	928	12,863	5,532	△ 102	518	68,460	(2,679)	65,781
営業利益率　（％）	38.9%	10.9%	18.3%	23.5%	-3.6%	10.3%	29.0%	―	28.4%
２．資産、減価償却費及び資本的支出等									
資産	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
減価償却費	10,439	96	4,267	487	―	34	15,325	139	15,464
減損損失	―	―	―	―	83	―	83	―	83
資本的支出	25,200	103	4,907	600	83	169	31,065	186	31,251
研究開発費	6,053	641	1,242	528	17	―	8,483	―	8,483
従業員数（名）	13,372	88	6,200	582	176	259	20,677	55	20,732

<参考>　前年同期との増減比較は、次のとおりです：

	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
売上高　増減額									
(1)外部顧客に対する売上高増減額	15,468	△ 802	6,141	2,939	△ 1,158	202	22,790	―	22,790
外部売上高の増減率　（％）	12.4%	-9.6%	8.7%	12.5%	-40.8%	16.5%	9.9%	―	9.9%
(2)セグメント間売上高又は振替高増減額	210	33	△ 15	△ 0	△ 16	△ 424	△ 211	211	―
計	15,678	△ 768	6,127	2,938	△ 1,173	△ 222	22,578	211	22,790
営業費用増減額	8,081	△ 532	3,817	2,293	△ 1,292	△ 211	12,158	△ 639	11,518
営業損益額増減額	7,597	△ 236	2,309	646	117	△ 12	10,420	851	11,271
営業損益の増減率　（％）	15.6%	-25.4%	18.0%	11.7%	―	-2.3%	15.2%	―	17.1%
営業利益率の増減（ポイント）	1.1	△ 2.0	1.5	△ 0.2	4.5	0.2	1.5	―	1.9
資産　増減額	41,593	△ 834	7,557	△ 2,905	△ 1,029	194	44,576	△ 17,349	27,227
減価償却費　増減額	2,596	△ 22	371	114	0	6	3,066	△ 100	2,966
減損損失　増減額	―	―	―	―	364	―	364	―	364
資本的支出　増減額	3,678	36	1,036	833	338	△ 147	5,773	△ 159	5,614
研究開発費　増減額	362	140	628	174	3	―	1,307	―	1,307
従業員数（名）　増減数	2,577	100	647	131	△ 83	△ 47	3,325	△ 5	3,320

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロ	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、
	オプティクス	HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連デバイス
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、業務請負

※ なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当期（9ケ月間）　1,865 百万円
前年同期　2,035 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当期（9ケ月）　28,776 百万円
前年同期　53,194 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当期（9ヶ月間）：自 平成17年4月1日　至 平成17年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	183,633	25,881	28,506	16,002	254,024	−	254,024
(2)セグメント間の内部売上高又は振替高	17,751	190	419	88,690	107,052	(107,052)	−
計	201,384	26,071	28,926	104,693	361,076	(107,052)	254,024
営業費用	170,157	24,863	24,264	68,956	288,242	(111,270)	176,971
営業利益	31,226	1,208	4,662	35,736	72,834	4,218	77,052
営業利益率（%）	15.5%	4.6%	16.1%	34.1%	20.2%	−	30.3%
2．資産	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

科目 ＼ 期別・セグメント	前年同期：自 平成16年4月1日　至 平成16年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	173,911	23,501	24,909	8,911	231,234	−	231,234
(2)セグメント間の内部売上高又は振替高	14,580	87	188	66,430	81,286	(81,286)	−
計	188,492	23,588	25,097	75,342	312,521	(81,286)	231,234
営業費用	152,290	23,358	20,638	51,616	247,902	(82,449)	165,453
営業利益	36,202	230	4,459	23,726	64,618	1,162	65,781
営業利益率（%）	19.2%	1.0%	17.8%	31.5%	20.7%	−	28.4%
2．資産	175,708	19,001	31,355	99,470	325,535	4,204	329,739

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	9,722	2,380	3,597	7,091	22,790	−	22,790
外部売上高増減率（%）	5.6%	10.1%	14.4%	79.6%	9.9%	−	9.9%
(2)セグメント間売上高又は振替高増減額	3,171	103	231	22,260	25,766	(25,766)	−
計	12,892	2,483	3,829	29,351	48,555	(25,766)	22,790
営業費用増減額	17,867	1,505	3,626	17,340	40,340	(28,821)	11,518
営業利益額増減額	△ 4,976	978	203	12,010	8,216	3,056	11,271
営業利益額増減率（%）	-13.7%	425.2%	4.6%	50.6%	12.7%	−	17.1%
資産　増減額	△ 3,451	2,001	19,763	48,820	67,134	△ 39,907	27,227

（注）1．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当期（9ヶ月間）　1,643 百万円、
前年同期　1,716 百万円、
であり、その主なものは、本社部門に係る費用であります。

2．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当期（9ヶ月）　69,332 百万円、
前年同期　47,887 百万円、
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3. 海外売上高

（単位：百万円未満切捨）

期別 科目　セグメント	当期（9ケ月間） 自　平成17年4月1日 至　平成17年12月31日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	30,287	30,006	62,323	8	122,625
連結売上高					254,024
連結売上高に占める海外売上高の割合（%）	11.9%	11.8%	24.6%	0.0%	48.3%
海外売上高における地域別の割合（%）	24.7%	24.5%	50.8%	0.0%	100.0%

期別 科目　セグメント	前年同期 自　平成16年4月1日 至　平成16年12月31日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	33,835	27,015	44,634	4	105,489
連結売上高					231,234
連結売上高に占める海外売上高の割合（%）	14.6%	11.7%	19.3%	0.0%	45.6%
海外売上高における地域別の割合（%）	32.1%	25.6%	42.3%	0.0%	100.0%

<参考>　前年同期との増減比較は、次のとおりです：

科目　セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	△ 3,548	2,991	17,689	4	17,136
連結売上高増減額					22,790
海外売上高増減率（%）	-10.5%	11.1%	39.6%	100.0%	16.2%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域
1. 国又は地域の区分の方法・・・・・・ 地理的近接度による。
2. 各区分に属する主な国又は地域・・・ 北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等
アジア：シンガポール、タイ、韓国、台湾等
その他の地域：サウジアラビア、ブラジル等

（４）販売の状況（連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当期（9ヶ月間） 自 平成17年4月 1日 至 平成17年12月31日 金額	構成比％	前年同期 自 平成16年4月 1日 至 平成16年12月31日 金額	構成比％	増減 金額	増減率％	前期 自 平成16年4月 1日 至 平成17年3月31日 金額	構成比％
国内	71,466	51.0	66,014	52.9	5,452	8.3	86,964	52.5
海外	68,727	49.0	58,712	47.1	10,015	17.1	78,699	47.5
エレクトロオプティクス	140,194	55.2	124,726	53.9	15,468	12.4	165,664	53.8
国内	4,143	54.7	5,425	64.8	△ 1,282	△ 23.6	7,291	67.8
海外	3,425	45.3	2,944	35.2	481	16.3	3,457	32.2
ホトニクス	7,568	3.0	8,370	3.6	△ 802	△ 9.6	10,749	3.5
国内	75,609	51.2	71,440	53.7	4,169	5.8	94,256	53.4
海外	72,153	48.8	61,656	46.3	10,497	17.0	82,157	46.6
情報・通信	147,763	58.2	133,096	57.6	14,667	11.0	176,413	57.3
国内	27,383	35.7	27,561	39.1	△ 178	△ 0.6	36,601	38.5
海外	49,228	64.3	42,910	60.9	6,318	14.7	58,370	61.5
ビジョンケア	76,612	30.2	70,471	30.5	6,141	8.7	94,971	30.8
国内	25,657	96.7	23,093	97.9	2,564	11.1	30,692	97.7
海外	879	3.3	504	2.1	375	74.4	716	2.3
ヘルスケア	26,537	10.4	23,598	10.2	2,939	12.5	31,409	10.2
国内	53,041	51.4	50,654	53.8	2,387	4.7	67,293	53.2
海外	50,107	48.6	43,414	46.2	6,693	15.4	59,086	46.8
アイケア	103,149	40.6	94,069	40.7	9,080	9.7	126,380	41.0
国内	1,318	78.3	2,422	85.3	△ 1,104	△ 45.6	3,158	86.0
海外	364	21.7	418	14.7	△ 54	△ 12.9	514	14.0
クリスタル	1,683	0.7	2,841	1.2	△ 1,158	△ 40.8	3,672	1.2
国内	1,428	100.0	1,226	100.0	202	16.5	1,706	100.0
海外	―	―	―	―	―	―	―	―
サービス	1,428	0.5	1,226	0.5	202	16.5	1,706	0.5
国内	2,747	88.3	3,649	89.7	△ 902	△ 24.7	4,864	90.4
海外	364	11.7	418	10.3	△ 54	△ 12.9	514	9.6
その他	3,111	1.2	4,067	1.8	△ 956	△ 23.5	5,378	1.7
国内	131,398	51.7	125,744	54.4	5,654	4.5	166,414	54.0
海外	122,625	48.3	105,489	45.6	17,136	16.2	141,758	46.0
合計	254,024	100.0	231,234	100.0	22,790	9.9	308,172	100.0

File No:82-34801

HOYA

RECEIVED

2006 FEB -6 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

平成18年1月20日

平成１８年３月期

第３四半期連結決算概況

自　平成17年10月 1日
至　平成17年12月31日

第３四半期財務・業績の概況（連結） ……………………………… 1

添付資料

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当第３四半期の経営成績 ……………………………………… 2

２．当第３四半期の財政状態 ……………………………………… 6

３．当第３四半期のキャッシュ・フローの状況 ………………… 6

４．当第４四半期の連結業績予想 ……………………………… 7

（２）四半期連結財務諸表等

１．四半期連結貸借対照表 ………………………………………… 8

２．四半期連結損益計算書 ………………………………………… 9

［株式の分割に係る注記］［自己株式の取得に係る注記］ … １０

３．四半期連結剰余金計算書 ……………………………………… １１

４．四半期連結キャッシュ・フロー計算書 ……………………… １２

５．四半期連結財務諸表作成のための基本となる重要な事項 … １３

［有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記］ ………………… １４

［税効果会計に係る注記］ ………………………………………… １５

［退職給付に係る注記］［固定資産の減損に係る注記］ …… １６

（３）セグメント情報

１．事業の種類別ｾｸﾞﾒﾝﾄ情報 ……………………………………… １７

２．所在地別ｾｸﾞﾒﾝﾄ情報 ………………………………………… １９

３．海外売上高 ……………………………………………………… ２０

（４）販売の状況（四半期連結部門別売上高明細表）………………… ２１

HOYA株式会社

HOYA

平成18年3月期 第3四半期財務・業績の概況（連結）

平成18年1月20日

上場会社名　HOYA株式会社　（コード番号：7741 東証第1部）
（URL：http://www.hoya.co.jp）
代　表　者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL（03）3952−1160

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：　無
② 最近連結会計年度からの会計処理の方法の変更の有無　：　無
③ 連結及び持分法の適用範囲の異動の有無　：　有
17年3月期第3四半期比：連結（新規）6社、（除外）−社、持分法（新規）−社、（除外）−社

2．平成18年3月期第3四半期財務・業績の概況（平成17年10月1日～平成17年12月31日）
［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
18年3月期第3四半期	87,286（12.2）	27,257（25.9）	27,162（21.7）
17年3月期第3四半期	77,786（13.2）	21,652（22.5）	22,314（30.6）
（参考）17年3月期	308,172（13.5）	84,920（24.6）	89,525（34.5）

	四半期（当期）純利益	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
18年3月期第3四半期	20,120（24.8）	46円20銭	46円01銭
17年3月期第3四半期	16,123（54.7）	144円82銭	144円48銭
（参考）17年3月期	64,135（62.2）	578円84銭	577円52銭

（注）売上高、営業利益等における（　）内は、対前年同期比増減率（%）。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
18年3月期第3四半期	356,966	259,926	72.8%	604円09銭
17年3月期第3四半期	329,739	260,157	78.9%	2,336円53銭
（参考）17年3月期	351,482	277,889	79.1%	2,494円37銭

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
18年3月期第3四半期	17,024	△19,719	△56,765	74,458
17年3月期第3四半期	12,602	△10,284	△6,537	90,925
（参考）17年3月期	76,000	△35,524	△11,692	112,874

3．平成18年3月期 第4四半期の連結業績予想（平成18年1月1日～平成18年3月31日）［単位：百万円］

	売上高	営業利益	経常利益	四半期純利益	1株当たり四半期純利益
18年3月期第4四半期	84,976	23,448	24,399	17,895	40円52銭
17年3月期第4四半期	76,938	19,138	20,440	15,118	135円18銭

※1．平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、上記の1株当たり情報（当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり株主資本）は、当該株式分割が当期においては当期首に行なわれたものとして算出しております。また前年同期及び前期の実績につきましては遡及修正を行なっておりません。

※2．本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている予想数字あるいは将来に関する記述の部分は、資料作成時点の当社の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

（1）経営成績、財政状態及びキャッシュ・フローの状況

1．当第3四半期の経営成績

①全般の状況

・売上高	：	872 億 8千6百万円	（前年同期比、 12.2 %増）
・営業利益	：	272 億 5千7百万円	（ 同、 25.9 %増）
・経常利益	：	271 億 6千2百万円	（ 同、 21.7 %増）
・四半期純利益	：	201 億 2千万円	（ 同、 24.8 %増）
・1株当たり四半期純利益	：	46.20 円	

・当四半期は、デジタル家電関連製品の在庫調整が進み、将来の市場拡大へ向けて企業の生産・投資の計画も活発で、個人消費にも明るさが出てまいりました。国内株式市場も個人投資家の市場参加の拡大を背景に好況を呈してまいりました。

・為替の状況は、当四半期の平均為替レートは、前年同期と比べてUSドルは12.7%、ユーロは1.6%、タイ・バーツは9.5%のそれぞれ円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品の需要が継続しました。ビジョンケア部門では、メガネレンズの国内市場、海外市場ともに堅調な伸びを示しました。ヘルスケア部門では高機能製品が好調に推移しました。その結果、当四半期の連結売上高は872億8千6百万円と、前年同期に比べて12.2%の増収となり、四半期ベースの過去最高を更新しました。

売上高（単位：百万円）と平均為替レート(円/USドル・ユーロ)の四半期別推移


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
140.00
120.00
100.00
80.00
60.00
40.00
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
136.33
140.14
119.25
116.20
108.46
107.13
109.62
111.02
104.52
105.25
108.36
112.35
117.83
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
84,961
87,286
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
売上高
平均為替レート（USドル）
平均為替レート（ユーロ）

（注）四半期推移のグラフの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H18/3Q」は、平成18年3月期の第3四半期（当第3四半期：平成17年10月1日～同12月31日）を、同様に「H17/3Q」は、平成17年3月期の第3四半期（前第3四半期：平成16年10月1日～同12月31日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
エレクトロオプティクス
ホトニクス
ビジョンケア
ヘルスケア
クリスタル
サービス

・当四半期は、エレクトロオプティクス部門で高精度製品の受注が根強く、主力の工場はフル生産を続け、アイケア分野でも高付加価値製品の販売拡大によりともに増益となりました。グループ全体で前年同期に比べ、営業利益は25.9%、経常利益は21.7%、四半期純利益は24.8%のそれぞれ増益となり、営業利益は四半期ベースでの過去最高を更新しました。

・１株当たり四半期純利益は46円20銭となりました。なお当社では、平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。詳細は、後述の注記をご参照ください。

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
営業利益
経常利益
四半期純利益

②部門別の状況

（１）情報・通信分野	売上高	：	512 億 9千3百万円	（前年同期比、 14.6 %増）
○エレクトロオプティクス	売上高	：	488 億 4千2百万円	（前年同期比、 15.7 %増）
○ホトニクス	売上高	：	24 億 5千1百万円	（前年同期比、 4.2 %減）

情報・通信分野の売上高の四半期別推移（単位：百万円）


60,000
50,000
40,000
30,000
20,000
10,000
0
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ
ﾎﾄﾆｸｽ

エレクトロオプティクス

・ 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べ売上は増加しました。

・ 半導体製造用のフォトマスクは、65nm（ﾅﾉﾒｰﾄﾙ）クラス等の最先端品の受注、および海外向け売上は好調でしたが、前年同期に普及品クラスの特別な受注増があったため、売上は前年同期に比べて減少しました。液晶用大型マスクは、液晶パネルメーカー各社の新規ラインの立ち上げ需要が活発になり、前年同期に比べて売上は増加しました。

・ ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、これまで急成長をしてきた携帯音楽プレイヤー向けの小径サイズが、他の記録媒体の採用で需要が減少しましたが、ノートパソコンの販売が拡大を続けたため、2.5インチサイズは好調に推移し、前年同期に比べて売上は増加しました。

・ 光学レンズは、デジタルカメラ等の市場は徐々に回復してまいりましたものの、大きな伸びは見られませんでした。当社ではカメラ付き携帯電話向け等、新しい用途向けの出荷を開始し、また製品の高付加価値化戦略を推し進め、全体として売上は前年同期に比べて増加しました。

ホトニクス

・ 当部門は各種レーザー機器、電子産業用光源、特殊光学ガラス等を扱っております。前第1四半期の売上の大幅な増加は、事業再編のためのグループ内における事業の移管によるものであります。

（２）アイケア分野	売上高	:	350 億 7千万円	（前年同期比、 10.9 %増）
〇ビジョンケア	売上高	:	261 億 5千5百万円	（前年同期比、 9.9 %増）
〇ヘルスケア	売上高	:	89 億 1千6百万円	（前年同期比、 14.2 %増）

アイケア分野の売上高の四半期別推移（単位：百万円）


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
ビジョンケア
ヘルスケア

ビジョンケア

- メガネレンズの国内市場は、緩やかな回復傾向が継続しており、当社では、低価格帯では依然厳しい価格競争があるものの、新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長し、全体の売上は前年同期に比べほぼ同レベルとなりました。
- メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。
- その結果、部門全体で前年同期に比べて売上は増加しました。

ヘルスケア

- コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かした接客サービスの向上により集客の強化をはかり、さらに遠近両用レンズ等の高付加価値商品の販売拡大により、前年同期に比べて売上は増加しました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特に新製品のイエローレンズが好評で、前年同期に比べて売上が増加しました。

（3）その他　売上高：　9 億 2千3百万円　（前年同期比　34.0 %減）

〇クリスタル　売上高：　4 億 4千3百万円　（前年同期比　53.4 %減）

・クリスタルは、事業の再構築のために規模を縮小しており、売上は前年同期に比べて減少しました。

〇サービス　売上高：　4 億 8千万円　（前年同期比　6.9 %増）

2．当第3四半期の財政状態

・総資産	:	3,569 億 6千6百万円	（当第2四半期末比、　8.9 %減）
・株主資本	:	2,599 億 2千6百万円	（　同、　14.8 %減）
・株主資本比率	:	72.8 %	（　同、　5.1 ポイント減）

・当四半期末では、当第2四半期末に比べて、現金及び預金が56,846百万円減少したため、流動資産は48,728百万円減少しました。一方、固定資産は14,447百万円増加しましたので、総資産は34,802百万円の減少となりました。負債合計は10,409百万円増加しました。株主資本は、利益剰余金は6,470百万円増加しましたが、減少要因である自己株式が63,387百万円増加したことにより、45,265百万円減少しました。

3．当第3四半期のキャッシュ・フローの状況

・営業活動によるキャッシュ・フロー	:	170 億 2千4百万円
・投資活動によるキャッシュ・フロー	:	△ 197 億 1千9百万円
・財務活動によるキャッシュ・フロー	:	△ 567 億 6千5百万円
・現金及び現金同等物期末残高	:	744 億 5千8百万円

・当四半期の営業キャッシュ・フローは、税金等調整前四半期純利益25,962百万円と減価償却費7,103百万円を主体とし、17,024百万円となりました。投資活動によるキャッシュフローは次期製品対応投資を主体に19,719百万円となりました。自己株式の取得に64,006百万円、配当金の支払いに13,377百万円を支出しました。その結果、現金及び現金同等物の期末残高は、当第2四半期末に比べて56,845百万円減少しました。

4. 当第4四半期の連結業績予想

① 前年同期比較

期別 / 項目	当第4四半期予想 自 平成18年1月1日 至 平成18年3月31日	前第4四半期 自 平成17年1月1日 至 平成17年3月31日	前期比増減率 （または額）
売上高	84,976	76,938	10.4%
営業利益	23,448	19,138	22.5%
経常利益	24,399	20,440	19.4%
四半期純利益	17,895	15,118	18.4%
1株当たり四半期純利益（円）	40.52	135.18	－

（注）1. 予想1株当たり当期（四半期）純利益は、予想される期中平均株式数で予想当期（四半期）純利益を除して算出しております。

2. 平成17年11月15日付をもって1株につき4株の割合による株式の分割を行ないました。これに伴い、発行済株式総数は337,047,015株増加して449,396,020株となっております。上記の１株当たり四半期純利益につきましては、前第4四半期実績は株式分割前の発行済み株式総数の112,349,005株を基準に算出しており、当第4四半期の予想は分割後の発行済株式総数である449,396,020株を基準に算出しております。これを、比較のために、当該株式分割が前第4四半期期首に行なわれたと仮定した場合の前第4四半期における1株当たり四半期純利益は、以下のとおりであります。

期別 / 項目	当第4四半期予想 自 平成18年1月1日 至 平成18年3月31日	前第4四半期 自 平成17年1月1日 至 平成17年3月31日	前期比増減額
1株当たり当期純利益（円）	40.52	33.79	6.73

② 直前四半期（当第3四半期）比較

期別 / 項目	当第4四半期予想 自 平成18年1月1日 至 平成18年3月31日	当第3四半期 自 平成17年10月1日 至 平成17年12月31日	前期比増減率 （または額）
売上高	84,976	87,286	-2.6%
営業利益	23,448	27,257	-14.0%
経常利益	24,399	27,162	-10.2%
四半期純利益	17,895	20,120	-11.1%
1株当たり四半期純利益（円）	40.52	46.20	△ 5.68

＜参考：通期（平成18年3月期）の業績予想＞ （単位：百万円）

期別 / 項目	当期予想 自 平成17年4月1日 至 平成18年3月31日	前期 自 平成16年4月1日 至 平成17年3月31日	前期比増減率 （または額）
売上高	339,000	308,172	10.0%
営業利益	100,500	84,920	18.3%
経常利益	106,000	89,525	18.4%
当期純利益	77,000	64,135	20.1%
1株当たり当期純利益（円）	174.19	578.84	－

（注） 上記の（注）2. と同様に、1株当たり当期純利益につきまして、当期予想と前期実績との比較のために、前期実績を株式分割後の基準に合わせて表示しますと下記のとおりになります：

期別 / 項目	当期予想 自 平成17年4月1日 至 平成18年3月31日	前期 自 平成16年4月1日 至 平成17年3月31日	前期比増減額
1株当たり当期純利益（円）	174.19	144.71	29.48

[業績予想に関する留意事項]

この資料に掲載されている平成18年3月期通期及び第4四半期の業績予想は、当社及び当社ｸﾞﾙｰﾌﾟが現時点で入手可能な情報から得られた判断に基づいておりますが、ﾘｽｸや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことはお控え下さるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替ﾚｰﾄの変動などが含まれます。

（2）四半期連結財務諸表等

1．四半期連結貸借対照表

（単位：百万円未満切捨）

	科目	当第3四半期 平成17年12月31日現在 金額	構成比（%）	当第2四半期 平成17年9月30日現在 金額	構成比（%）	増減 金額	増減率（%）	前第3四半期 平成16年12月31日現在 金額	構成比（%）
資産の部	流動資産	210,235	58.9	258,963	66.1	△ 48,728	△ 18.8	214,539	65.0
	現金及び預金	74,458		131,304		△ 56,846		90,925	
	受取手形及び売掛金	83,759		77,485		6,274		77,180	
	たな卸資産	41,700		38,670		3,030		36,869	
	繰延税金資産	6,249		7,961		△ 1,712		5,232	
	その他	5,534		4,981		553		5,775	
	貸倒引当金	△ 1,467		△ 1,440		△ 27		△ 1,443	
	固定資産	146,657	41.1	132,210	33.7	14,447	10.9	114,971	34.9
	有形固定資産	116,385	32.6	106,630	27.2	9,755	9.1	92,954	28.2
	建物及び構築物	28,895		26,321		2,574		23,605	
	機械装置及び運搬具	58,181		50,528		7,653		37,486	
	土地	8,948		8,874		74		9,319	
	その他	20,359		20,905		△ 546		22,542	
	無形固定資産	7,266	2.0	5,701	1.5	1,565	27.5	5,242	1.6
	投資その他の資産	23,005	6.4	19,879	5.1	3,126	15.7	16,775	5.1
	投資有価証券	14,813		12,438		2,375		9,443	
	繰延税金資産	3,293		2,808		485		2,719	
	その他	5,203		4,941		262		5,051	
	貸倒引当金	△ 306		△ 309		3		△ 438	
	繰延資産	74	0.0	594	0.2	△ 520	△ 87.5	228	0.1
	資産合計	356,966	100.0	391,768	100.0	△ 34,802	△ 8.9	329,739	100.0
負債、少数株主持分及び資本の部	流動負債	93,834	26.3	83,499	21.3	10,335	12.4	66,600	20.2
	支払手形及び買掛金	28,174		27,580		594		28,634	
	コマーシャル・ペーパー	20,000		−		20,000		−	
	未払法人税等	10,256		11,937		△ 1,681		8,143	
	賞与引当金	2,085		4,072		△ 1,987		1,996	
	その他	33,317		39,908		△ 6,591		27,825	
	固定負債	2,250	0.6	2,176	0.6	74	3.4	2,127	0.6
	特別修繕引当金	757		748		9		−	
	その他	1,493		1,427		66		2,127	
	負債合計	96,085	26.9	85,676	21.9	10,409	12.1	68,727	20.8
	少数株主持分	954	0.3	901	0.2	53	5.9	855	0.3
	資本金	6,264	1.8	6,264	1.6	−	−	6,264	1.9
	資本剰余金	15,898	4.5	15,898	4.1	−	−	15,898	4.8
	利益剰余金	303,597	85.0	297,127	75.8	6,470	2.2	253,154	76.8
	その他有価証券評価差額金	82	0.0	71	0.0	11	15.5	41	0.0
	為替換算調整勘定	4,812	1.3	△ 6,830	△ 1.7	11,642	−	△ 7,012	△ 2.1
	自己株式	△ 70,727	△ 19.8	△ 7,340	△ 1.9	△ 63,387	863.6	△ 8,189	△ 2.5
	資本合計	259,926	72.8	305,191	77.9	△ 45,265	△ 14.8	260,157	78.9
	負債、少数株主持分及び資本合計	356,966	100.0	391,768	100.0	△ 34,802	△ 8.9	329,739	100.0

（注）

	当第3四半期	当第2四半期	前第3四半期
1．有形固定資産の減価償却累計額	176,548 百万円	175,390 百万円	162,795 百万円
2．保証債務	2,209 百万円	1,640 百万円	1,230 百万円
3．自己株式数	19,123,407 株	900,605 株	1,006,092 株

2．四半期連結損益計算書

（単位：百万円）

科目	当第３四半期 自平成17年10月1日 至平成17年12月31日		前第３四半期 自平成16年10月1日 至平成16年12月31日		増減		当第２四半期 自平成17年7月1日 至平成17年9月30日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
売上高	87,286	100.0	77,786	100.0	9,500	12.2	84,961	100.0
売上原価	40,830	46.8	39,491	50.8	1,339	3.4	44,291	52.1
売上総利益	46,456	53.2	38,295	49.2	8,161	21.3	40,669	47.9
販売費及び一般管理費	19,198	22.0	16,643	21.4	2,555	15.4	15,930	18.7
営業利益	27,257	31.2	21,652	27.8	5,605	25.9	24,740	29.1
営業外収益	759	0.9	1,828	2.4	△ 1,069	△ 58.5	2,757	3.2
受取利息	482		264		218		557	
為替差益	−		−		−		1,191	
持分法による投資利益	110		1,304		△ 1,194		645	
その他	167		260		△ 93		364	
営業外費用	855	1.0	1,166	1.5	△ 311	△ 26.7	523	0.6
支払利息	31		23		8		4	
売上割引	177		126		51		172	
為替差損	288		630		△ 342		−	
その他	358		387		△ 29	172	348	
経常利益	27,162	31.1	22,314	28.7	4,848	21.7	26,974	31.7
特別利益	319	0.4	103	0.1	216	209.7	1,415	1.7
固定資産売却益	15		45		△ 30		24	
その他	305		57		248		1,391	
特別損失	1,518	1.7	869	1.1	649	74.7	4,894	5.8
減損損失	320		26		294		124	
退職加算金	383		40		343		851	
固定資産処分損	178		310		△ 132		203	
環境整備費	47		86		△ 39		3,538	
その他	591		407		184		178	
税金等調整前四半期純利益	25,963	29.7	21,548	27.7	4,415	20.5	23,494	27.7
法人税、住民税及び事業税	4,422	5.1	3,888	5.0	534	13.7	7,713	9.1
法人税等調整額	1,388	1.6	1,506	1.9	△ 118	△ 7.8	△ 2,850	△ 3.4
少数株主利益	30	0.0	30	0.1	0	0.0	37	0.0
四半期純利益	20,120	23.1	16,123	20.7	3,997	24.8	18,596	21.9
1株当たり四半期純利益	46.20 円		144.82 円		△ 98.62 円		166.88 円	

（注）

1. 1株当たり四半期純利益の大幅な減少は、当四半期中に株式分割を実施し発行済株式総数が大幅に増加したことによるものです。詳細につきましては、次頁の注をご参照ください。

2. 在外連結子会社の売上高の換算に関する事項

(1)当四半期の売上高・損益を、前年同期の為替レートで換算した場合の金額とその差額

科目	当四半期レートで換算	前年同期のレートで換算	差額
売上高	87,286 百万円	85,363 百万円	1,923 百万円
営業利益	27,257 百万円	25,908 百万円	1,349 百万円
経常利益	27,162 百万円	25,854 百万円	1,308 百万円
四半期純利益	20,120 百万円	18,899 百万円	1,221 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当四半期為替レート	前年同期為替レート	変動率	当第２四半期為替レート
USドル	US$	117.83 円	104.52 円	-12.7% （円安）	112.35 円
ユーロ	EURO	140.14 円	137.95 円	-1.6% （円安）	136.23 円
タイ・バーツ	BAHT	2.87 円	2.62 円	-9.5% （円安）	2.71 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

3. 重要な後発事象

該当する事項はありません。

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

１．株式分割前の当社発行済株式総数　　112,349,005株

２．今回の分割により増加した株式数　　337,047,015株

３．株式分割後の当社発行済株式総数　　449,396,020株

なお、当四半期の１株当たり情報は、当該株式分割が当期首に行なわれたものとして算出しております。また、本資料中の財務諸表における前第3四半期および当第2四半期の１株当たり情報は遡及修正を行なっておりませんが、参考として、当該株式分割が、前第3四半期および当第2四半期それぞれの期首において行なわれたと仮定した場合における１株当たり情報は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科　目	当第３四半期 自 平成17年10月 1日 至 平成17年12月31日	前第３四半期 自 平成16年10月 1日 至 平成16年12月31日	増　減	当第２四半期 自 平成17年7月 1日 至 平成17年9月30日
１株当たり株主資本	604.09 円	584.13 円	19.96 円	684.60 円
１株当たり四半期純利益	46.20 円	36.20 円	10.00 円	41.72 円
潜在株式調整後 １株当たり四半期純利益	46.01 円	36.12 円	9.89 円	41.57 円

[自己株式の取得に係る注記]

平成17年10月20日開催の取締役会の決議により、商法第211条の3第1項第2号の規定に基づく自己株式の取得を実施いたしました。詳細は以下のとおりです：

１．取得期間　　平成17年11月15日から平成17年12月1日まで（約定ベース）

２．取得株式数　　15,686,800株

３．取得総額　　63,999,973,000円

４．取得方法　　東京証券取引所における市場買付

（ご参考）平成17年10月20日開催の当社取締役会における決議の内容
取得する株式の種類　　当社普通株式
取得する株式の総数　　1,600万株（上限）（※株式分割実施後の株数）
株式の取得価額の総額　640億円（上限）
取得期間　　平成17年10月21日から平成17年12月20日まで

3．四半期連結剰余金計算書

（単位：百万円）

	科目	当第3四半期 自平成17年10月1日 至平成17年12月31日	前第3四半期 自平成16年10月1日 至平成16年12月31日	増減	当第2四半期 自平成17年7月1日 至平成17年9月30日
資本剰余金の部	Ⅰ．資本剰余金期首残高	15,898	15,898	−	15,898
	Ⅱ．資本剰余金増加高	−	−	−	−
	Ⅲ．資本剰余金減少高	−	−	−	−
	Ⅳ．資本剰余金期末残高	15,898	15,898	−	15,898
利益剰余金の部	Ⅰ．利益剰余金期首残高	297,127	243,722	53,405	278,545
	Ⅱ．利益剰余金増加高	20,120	16,123	3,997	18,596
	四半期純利益	20,120	16,123	3,997	18,596
	Ⅲ．利益剰余金減少高	13,651	6,693	6,958	14
	1．配当金	13,374	6,678	6,696	−
	2．自己株式処分差損	278	14	264	14
	Ⅳ．利益剰余金期末残高	303,597	253,154	50,443	297,127

4. 四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当第3四半期 自平成17年10月1日 至平成17年12月31日 金額	前第3四半期 自平成16年10月1日 至平成16年12月31日 金額	増減 金額	当第2四半期 自平成17年7月1日 至平成17年9月30日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	25,962	21,548	4,414	23,494
減価償却費	7,103	5,341	1,762	5,928
減損損失	319	26	293	124
貸倒引当金の増加額又は減少額（△）	0	△ 20	20	90
賞与引当金の増加額又は減少額（△）	△ 1,995	△ 1,838	△ 157	1,997
特別修繕引当金の増加額又は減少額（△）	8	67	△ 59	64
受取利息及び受取配当金	△ 482	△ 266	△ 216	△ 558
支払利息	31	23	8	3
為替差損又は為替差益（△）	△ 323	168	△ 491	△ 153
持分法による投資利益	△ 109	△ 1,304	1,195	△ 645
固定資産売却益	△ 14	△ 45	31	△ 23
固定資産処分損	177	310	△ 133	202
その他	△ 262	89	△ 351	△ 2,183
売上債権の増加額	△ 5,719	△ 4,142	△ 1,577	△ 1,844
たな卸資産の増加額	△ 1,587	△ 1,737	150	△ 612
その他流動資産の減少額又は増加額（△）	△ 935	302	△ 1,237	△ 458
仕入債務の増加額	264	1,198	△ 934	1,461
未払消費税等の減少額	△ 234	△ 303	69	713
その他流動負債の増加額	615	541	74	2,386
小計	22,817	19,958	2,859	29,986
利息及び配当金の受取額	507	242	265	619
利息の支払額	△ 11	△ 19	8	△ 2
法人税等の支払額	△ 6,288	△ 7,578	1,290	△ 801
営業活動によるキャッシュ・フロー	17,024	12,602	4,422	29,802
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 16,493	△ 9,363	△ 7,130	△ 8,335
有形固定資産の売却による収入	65	86	△ 21	144
投資有価証券の取得による支出	△ 1,532	－	△ 1,532	－
貸付による支出	△ 0	△ 32	32	－
貸付金の回収による収入	33	71	△ 38	11
その他投資に関する支出	△ 1,819	△ 1,126	△ 693	△ 925
その他投資に関する収入	28	79	△ 51	1,212
投資活動によるキャッシュ・フロー	△ 19,719	△ 10,284	△ 9,435	△ 7,892
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	20,000	－	20,000	△ 207
長期借入金の返済による支出	－	△ 150	150	－
自己株式の取得による支出	△ 64,006	△ 16	△ 63,990	△ 12
自己株式の売却による収入	618	311	307	309
親会社による配当金の支払額	△ 13,377	△ 6,682	△ 6,695	－
少数株主への配当金の支払額	－	－	－	△ 1
財務活動によるキャッシュ・フロー	△ 56,765	△ 6,537	△ 50,228	88
Ⅳ 現金及び現金同等物に係る換算差額	2,614	483	2,131	2,307
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	△ 56,845	△ 3,735	△ 53,110	24,305
Ⅵ 現金及び現金同等物期首残高	131,304	94,660	36,644	106,998
Ⅶ 現金及び現金同等物期末残高	74,458	90,925	△ 16,467	131,304

（注）
1. 連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。
2. 現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額は以下のとおりです：

	当第3四半期	前第3四半期	当第2四半期
現金及び預金勘定	74,458	90,925	131,304
現金及び現金同等物	74,458	90,925	131,304

5．四半期連結財務諸表作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項
・連結子会社数　６３社
　主要会社名　（海外）HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内）HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・非連結子会社数　－社
・関連会社数　６社（うち、持分法適用会社数　１社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前第3四半期末（平成16年12月末）との比較＝６社増加
・新規設立により６社増加
・HOYA LENS OF NEW ORLEANS, INC.（米国）
・HOYA MEDICAL EUROPE GMBH.（ドイツ）
・HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
・HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
・VISION MEMBRANE TECHNOLOGIES, INC.（米国）
・その他１社（海外）

b.当第2四半期末（平成17年9月末）との比較＝３社増加
・新規設立により３社増加
・HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
・HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
・VISION MEMBRANE TECHNOLOGIES, INC.（米国）

ロ．持分法適用会社　：
a.前第3四半期末（平成16年12月末）との比較
・該当事項はありません。

b.当第2四半期末（平成17年9月末）との比較
・該当事項はありません。

	当第3四半期 平成17年12月31日現在	前第3四半期 平成16年12月31日現在	増　減	当第2四半期 平成17年9月30日現在
連結子会社数	63 (国内6、海外57)	57 (国内6、海外51)	+6 (国内-、海外+6)	60 (国内6、海外54)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	6 (国内5、海外1)	5 (国内5、海外-)	+1 (国内-、海外+1)	5 (国内5、海外-)
（うち持分法適用会社数）	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
合計 （うち持分法適用会社数）	69社 (1社)	62社 (1社)	+7 (-)	65社 (1社)

②会計方針の変更　：　該当事項はありません。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第3四半期（平成17年12月31日現在）			当第2四半期（平成17年9月30日現在）			前第3四半期（平成16年12月31日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
①国債・地方債等	－	－	－	－	－	－	－	－	－
②社債	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,870	177	159	327	167	159	290	131
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	1,692	1,870	177	159	327	167	159	290	131

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第3四半期（平成17年12月31日現在）	当第2四半期（平成17年9月30日現在）	前第3四半期（平成16年12月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①国債・地方債等	－	－	－
②社債	－	－	－
③その他	－	－	－
計	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,650	11,117	8,881
計	11,650	11,117	8,881
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	1,016	261	271
②その他	276	732	－
計	1,292	993	271

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

［税効果会計に係る注記］

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　（単位：百万円未満切捨）

(1) 流動の部	当第3四半期 平成17年 12月31日現在	当第2四半期 平成17年 9月30日現在	前第3四半期 平成16年 12月31日現在
繰延税金資産			
たな卸資産未実現利益	2,049	2,277	1,952
環境整備費否認額	1,414	1,753	－
賞与引当金否認額	801	1,564	778
未払事業税否認額	418	777	391
減価償却損金算入限度超過額	－	－	595
その他	1,564	1,589	1,513
繰延税金資産　小計	6,249	7,961	5,232

(2) 固定の部	当第3四半期	当第2四半期	前第3四半期
繰延税金資産			
減価償却損金算入限度超過額	1,938	2,005	1,927
減損損失否認額	877	748	858
貸倒引当金損金算入限度超過額	109	115	153
その他	1,275	845	727
繰延税金資産　合計	4,201	3,715	3,666
繰延税金負債			
固定資産圧縮積立金	△ 415	△ 423	△ 445
特別償却準備金	△ 293	△ 277	△ 308
その他有価証券評価差額金	△ 33	△ 40	△ 27
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 907	△ 906	△ 947
繰延税金資産の純額	3,293	2,808	2,719

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第3四半期 自平成17年10月1日 至平成17年12月31日	前第3四半期 自平成16年10月1日 至平成16年12月31日	当第2四半期 自平成17年7月1日 至平成17年9月30日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 18.0	△ 14.0	△ 19.1
交際費等永久に損金に算入されない項目	0.3	0.3	0.2
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	0.0	△ 0.3	△ 0.3
受取配当金等連結消去に伴う影響額	0.0	0.3	0.4
持分法による投資利益	△ 0.2	△ 2.4	△ 1.1
試験研究費等の特別税額控除	△ 0.4	△ 0.8	△ 0.5
その他	0.2	1.4	0.5
税効果会計適用後の法人税等の負担率	22.4	25.0	20.7

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、前期の平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当第３四半期 自平成17年10月1日 至平成17年12月31日	前第３四半期 自平成16年10月1日 至平成16年12月31日	当第２四半期 自平成17年7月1日 至平成17年9月30日
退職加算金	383	40	851
退職給付費用	383	40	851

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

○ クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第３四半期 自平成17年10月1日 至平成17年12月31日	前第３四半期 自平成16年10月1日 至平成16年12月31日	当第２四半期 自平成17年7月1日 至平成17年9月30日
機械装置他	320	26	124
計	320	26	124

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

（3）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円）

期別	当第3四半期：自 平成17年10月1日　至 平成17年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	48,842	2,451	26,155	8,916	443	480	87,286	－	87,286
(2)セグメント間の内部売上高又は振替高	74	59	△ 3	△ 1	10	1,033	1,174	(1,174)	－
計	48,915	2,510	26,152	8,915	454	1,514	88,460	(1,174)	87,286
営業費用	29,471	2,209	20,433	7,040	174	1,339	60,666	(637)	60,029
営業利益	19,444	302	5,719	1,876	278	175	27,793	(536)	27,257
営業利益率　(%)	39.8%	12.0%	21.9%	21.0%	61.2%	11.6%	31.4%	－	31.2%
2．資産、減価償却費及び資本的支出等									
資産	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
減価償却費	5,169	27	1,654	225	0	13	7,090	13	7,103
減損損失	－	－	－	－	320	－	320	－	320
資本的支出	11,386	88	2,508	796	293	3	15,077	－	15,077
研究開発費	2,109	263	671	256	2	－	3,302	－	3,302
従業員数（名）	15,949	188	6,847	713	93	212	24,002	50	24,052

期別	前第3四半期：自 平成16年10月1日　至 平成16年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	42,214	2,558	23,806	7,807	950	449	77,786	－	77,786
(2)セグメント間の内部売上高又は振替高	167	71	14	0	16	1,304	1,574	(1,574)	－
計	42,381	2,629	23,821	7,807	966	1,754	79,361	(1,574)	77,786
営業費用	26,573	2,462	19,046	6,097	1,096	1,554	56,830	(696)	56,134
営業利益又は営業損失(△)	15,808	166	4,775	1,709	△ 129	200	22,530	(878)	21,652
営業利益率　(%)	37.3%	6.4%	20.1%	21.9%	-13.4%	11.4%	28.4%	－	27.8%
2．資産、減価償却費及び資本的支出等									
資産	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
減価償却費	3,590	36	1,430	164	－	12	5,235	106	5,341
減損損失	－	－	－	－	26	－	26	－	26
資本的支出	12,155	53	1,851	265	26	0	14,351	6	14,357
研究開発費	2,550	217	533	75	5	－	3,383	－	3,383
従業員数（名）	13,372	88	6,200	582	176	259	20,677	55	20,732

<参考>　前年同期との増減比較は、次のとおりです：

	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
売上高　増減額									
(1)外部顧客に対する売上高増減額	6,628	△ 107	2,349	1,109	△ 507	31	9,500	－	9,500
外部売上高の増減率　(%)	15.7%	-4.2%	9.9%	14.2%	-53.4%	6.9%	12.2%	－	12.2%
(2)セグメント間売上高又は振替高増減額	△ 93	△ 12	△ 17	△ 1	△ 6	△ 271	△ 400	400	－
計	6,534	△ 119	2,331	1,108	△ 512	△ 240	9,099	400	9,500
営業費用増減額	2,898	△ 253	1,387	943	△ 922	△ 215	3,836	59	3,895
営業損益額増減額	3,636	136	944	167	407	△ 25	5,263	342	5,605
営業損益の増減率　(%)	23.0%	81.9%	19.8%	9.8%	－	-12.5%	23.4%	－	25.9%
営業利益率の増減（ポイント）	2.5	5.6	1.8	△ 0.8	74.6	0.2	3.0	－	3.4
資産　増減額	41,593	△ 834	7,557	△ 2,905	△ 1,029	194	44,576	△ 17,349	27,227
減価償却費　増減額	1,579	△ 9	224	61	－	1	1,855	△ 93	1,762
減損損失　増減額	－	－	－	－	294	－	294	－	294
資本的支出　増減額	△ 769	35	657	531	267	3	726	△ 6	720
研究開発費　増減額	△ 441	46	138	181	△ 3	－	△ 81	－	△ 81
従業員数（名）　増減数	2,577	100	647	131	△ 83	△ 47	3,325	△ 5	3,320

（注）
1．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、業務請負

※なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第３四半期　525 百万円
前第３四半期　630 百万円
であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第３四半期　28,776 百万円
前第３四半期　53,194 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

２．所在地別セグメント情報

（単位：百万円）

期別／科目　セグメント	当第３四半期：自平成17年10月１日　至平成17年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	61,326	9,025	10,243	6,692	87,286	－	87,286
(2)セグメント間の内部売上高又は振替高	6,931	91	173	33,234	40,430	(40,430)	－
計	68,257	9,115	10,416	39,926	127,716	(40,430)	87,286
営業費用	58,675	8,503	8,849	26,293	102,320	(42,291)	60,029
営業利益	9,582	613	1,568	13,633	25,396	1,862	27,257
営業利益率　（％）	14.0%	6.7%	15.1%	34.1%	19.9%	－	31.2%
２．資　産	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

期別／科目　セグメント	前第３四半期：自 平成16年10月1日　至 平成16年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	58,128	7,713	8,952	2,993	77,786	－	77,786
(2)セグメント間の内部売上高又は振替高	4,911	27	60	23,110	28,110	(28,110)	－
計	63,039	7,741	9,012	26,104	105,896	(28,110)	77,786
営業費用	52,221	7,878	7,133	17,798	85,032	(28,898)	56,134
営業利益又は営業損失（△）	10,817	△ 137	1,878	8,305	20,864	788	21,652
営業利益率　（％）	17.2%	-1.8%	20.8%	31.8%	19.7%	－	27.8%
２．資　産	175,708	19,001	31,355	99,470	325,535	4,204	329,739

<参考>　前年同期との増減比較は、次のとおりです：

科目　セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	3,198	1,312	1,291	3,699	9,500	－	9,500
外部売上高増減率　（％）	5.5%	17.0%	14.4%	123.6%	12.2%	－	12.2%
(2)セグメント間売上高又は振替高増減額	2,020	64	113	10,124	12,320	(12,320)	－
計	5,218	1,374	1,404	13,822	21,820	(12,320)	9,500
営業費用増減額	6,454	625	1,716	8,495	17,288	(13,393)	3,895
営業利益額増減額	△ 1,235	750	△ 310	5,328	4,532	1,074	5,605
営業利益額増減率　（％）	-11.4%	-547.4%	-16.5%	64.2%	21.7%	－	25.9%
資　産　増減額	△ 3,451	2,001	19,763	48,820	67,134	△ 39,907	27,227

（注）1．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第３四半期　455 百万円、
前第３四半期　465 百万円、
であり、その主なものは、本社部門に係る費用であります。

2．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第３四半期　69,332 百万円、
前第３四半期　47,887 百万円、
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

３．海外売上高

（単位：百万円）

期別 / 科目　セグメント	当第３四半期 自　平成17年10月1日 至　平成17年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	10,025	10,747	23,502	2	44,275
連結売上高					87,286
連結売上高に占める海外売上高の割合（％）	11.5%	12.3%	26.9%	0.0%	50.7%
海外売上高における地域別の割合（％）	22.6%	24.3%	53.1%	0.0%	100.0%

期別 / 科目　セグメント	前第３四半期 自　平成16年10月1日 至　平成16年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	10,933	9,463	15,542	2	35,940
連結売上高					77,786
連結売上高に占める海外売上高の割合（％）	14.0%	12.2%	20.0%	0.0%	46.2%
海外売上高における地域別の割合（％）	30.4%	26.3%	43.3%	0.0%	100.0%

<参考>　前年同期との増減比較は、次のとおりです：

科目　セグメント	増　　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	△ 908	1,284	7,960	0	8,335
連結売上高増減額					9,500
海外売上高増減率（％）	-8.3%	13.6%	51.2%	－	23.2%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1. 国又は地域の区分の方法・・・・・・・地理的近接度による。
2. 各区分に属する主な国又は地域・・・・北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等
   アジア：シンガポール、タイ、韓国、台湾等
   その他の地域：サウジアラビア、ブラジル等

（4）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円）

期別 / 分野・事業別	当第3四半期 自 平成17年10月 1日 至 平成17年12月31日		前第3四半期 自 平成16年10月 1日 至 平成16年12月31日		増減		当第2四半期 自 平成17年7月1日 至 平成17年9月30日	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
国内	23,393	47.9	22,329	52.9	1,064	4.8	24,189	51.7
海外	25,449	52.1	19,885	47.1	5,564	28.0	22,595	48.3
エレクトロオプティクス	48,842	56.0	42,214	54.3	6,628	15.7	46,784	55.1
国内	1,400	57.1	1,581	61.8	△ 181	△ 11.4	1,286	51.2
海外	1,051	42.9	977	38.2	74	7.6	1,226	48.8
ホトニクス	2,451	2.8	2,558	3.3	△ 107	△ 4.2	2,512	2.9
国内	24,792	48.3	23,911	53.4	881	3.7	25,475	51.7
海外	26,500	51.7	20,862	46.6	5,638	27.0	23,822	48.3
情報・通信	51,293	58.8	44,773	57.6	6,520	14.6	49,297	58.0
国内	8,811	33.7	9,074	38.1	△ 263	△ 2.9	9,538	37.2
海外	17,344	66.3	14,732	61.9	2,612	17.7	16,069	62.8
ビジョンケア	26,155	30.0	23,806	30.6	2,349	9.9	25,607	30.1
国内	8,565	96.1	7,622	97.6	943	12.4	8,837	97.3
海外	350	3.9	185	2.4	165	89.2	242	2.7
ヘルスケア	8,916	10.2	7,807	10.0	1,109	14.2	9,079	10.7
国内	17,377	49.5	16,696	52.8	681	4.1	18,375	53.0
海外	17,693	50.5	14,917	47.2	2,776	18.6	16,311	47.0
アイケア	35,070	40.2	31,614	40.6	3,456	10.9	34,686	40.8
国内	361	81.5	789	83.1	△ 428	△ 54.2	332	69.2
海外	81	18.5	161	16.9	△ 80	△ 49.7	148	30.8
クリスタル	443	0.5	950	1.2	△ 507	△ 53.4	480	0.6
国内	480	100.0	449	100.0	31	6.9	498	100.0
海外	−	−	−	−	−	−	−	−
サービス	480	0.5	449	0.6	31	6.9	498	0.6
国内	842	91.2	1,238	88.5	△ 396	△ 32.0	830	84.9
海外	81	8.8	161	11.5	△ 80	△ 49.7	148	15.1
その他	923	1.0	1,399	1.8	△ 476	△ 34.0	978	1.2
国内	43,011	49.3	41,846	53.8	1,165	2.8	44,680	52.6
海外	44,275	50.7	35,940	46.2	8,335	23.2	40,281	47.4
合計	87,286	100.0	77,786	100.0	9,500	12.2	84,961	100.0

File No:82-34801

平成 18 年1月 20 日

各 位

会社名　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号 7741 東証第一部)
問合せ先　IR・広報グループ
マネジャー 伊藤直司
(TEL 03-3952-1160)

自己株式の消却に関するお知らせ

当社は、平成 18 年1月 20 日開催の取締役会において、商法第 212 条の規定に基づき、自己株式を消却することを決議いたしましたのでお知らせいたします。

記

1. 消却の目的　資本効率の向上と発行済株式総数の減数を通じた株主利益の増進を図る観点から、自己株式の消却を実施するものであります。

2. 消却する株式の種類　当社普通株式

3. 消却する株式の総数　14,379,000 株(発行済株式総数の 3.2%)

4. 消却予定日　平成 18 年2月1日(水曜日)

(ご参考)

1)　消却後の当社の自己株式数は、4,673,607 株(見込み)となります。

2)　消却後の当社の発行済株式総数は、435,017,020 株となります。

以上